The information in this prospectus supplement is not complete and may be changed. The registration statement filed with the Securities and Exchange Commission relating to these securities is effective. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell these securities and neither is soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-123603
Subject to completion, dated August 1, 2005
PROSPECTUS SUPPLEMENT
(To Prospectus dated July 5, 2005)
2,500,000 Shares
Common Stock

        We are selling 2,500,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “MBHI.”
      On July 28, 2005, the reported last sale price of our common stock on the Nasdaq National Market was $20.92 per share.
      Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the accompanying prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

      The underwriters may purchase up to an additional 375,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
      These securities are not savings accounts, deposits or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
      The underwriters expect to deliver the shares to purchasers on or about August      , 2005.

Friedman Billings Ramsey

Raymond James

Howe Barnes Investments, Inc.

Stifel, Nicolaus & Company
Incorporated
The date of this prospectus supplement is August      , 2005

Midwest Banc Holdings, Inc.

McHENRY
UNION
ALGONQUIN
ISLAND LAKE
LAKE
LONG GROVE
GLENVIEW
PULASKI ROAD
ADDISON STREET
NORRIDGE
ROSELLE
ADDISON VILLAGE
CHICAGO
BUCKTOWN–WICKER PARK
COOK
MICHIGAN AVENUE
DOWNERS GROVE
DUPAGE
ELMWOOD PARK
HINSDALE
MELROSE PARK

- Addison
- Algonquin
- Downers Grove
- Elmwood Park
- Glenview
- Hinsdale
- Island Lake
- Long Grove
- McHenry
- Melrose Park
- Norridge
- Roselle
- Union
- Chicago
  - *Michigan Avenue*
  - *Pulaski Road*
  - *Addison Street*
  - *Bucktown-Wicker Park*

Midwest Bank and Trust Company, a locally owned bank, operates 17 banking centers in the Chicago metropolitan area.

ABOUT THIS PROSPECTUS SUPPLEMENT
      In this prospectus supplement and the accompanying prospectus, we use the terms “we,” “us,” “our” and “Midwest” to refer to Midwest Banc Holdings, Inc.
      This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Our shelf registration statement allows us to offer from time to time common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts and units consisting of any combination of the foregoing.
      In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement and other general information that may apply to this offering. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing.
      This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should carefully read both this prospectus supplement and the accompanying prospectus as well as additional information incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in our common stock.
      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with different information. You should not rely on any other information you may otherwise receive. We are not, and the underwriters are not, making an offer to sell or selling these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the respective dates of those documents, except where the information is as of a specific date.
      Generally, when we refer to this “prospectus,” we are referring to both this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should rely on the information in the document with the latest date.

S-i

PROSPECTUS SUPPLEMENT SUMMARY
      This summary is not complete, does not contain all of the information that you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus. To understand this offering fully, you should carefully read this entire prospectus supplement, the accompanying prospectus, including the “Risk Factors” section, and the documents incorporated by reference therein.
The Offering

Common stock offered by us	2,500,000 shares (2,875,000 shares if the underwriters exercise their over-allotment option in full).

Common stock outstanding after this offering(1)	20,822,219 shares (21,197,219 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	General corporate purposes, including capital contributions to our bank subsidiary, Midwest Bank and Trust Company, to support loan growth and to finance possible acquisitions. See “Use of Proceeds” beginning on page S-6.

Dividends	$0.12 per share, paid quarterly.

Nasdaq National Market Symbol	MBHI.

Risk factors	See “Risk Factors” beginning on page 3 of the accompanying prospectus.

(1)	Does not include:

•	721,286 shares of our common stock reserved for issuance upon the exercise of stock options outstanding as of June 30, 2005, with a weighted average exercise price of $13.68 per share, of which options to purchase 530,411 shares of our common stock were then exercisable; and

•	874,596 shares of our common stock reserved for future grant under our existing stock option and restricted stock plan as of June 30, 2005.
If issued, these reserved shares would represent 14% of our outstanding shares before this offering and 12% of our outstanding shares after giving effect to the sale of 2,500,000 shares in this offering.
      Unless specifically stated, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. For more information regarding the over-allotment option, see the “Underwriting” section beginning on page S-15 of this prospectus supplement.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
      The following table sets forth our selected consolidated financial data as of and for the six-month periods ended June 30, 2005 and 2004, and as of and for each of the years ended December 31, 2000 through December 31, 2004. This data should be read in conjunction with the consolidated financial statements and the notes thereto, and the information contained in the section of our Exchange Act reports entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” which are incorporated by reference into this prospectus, as described below. The selected historical financial data as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 has been derived from our audited financial statements and related notes, which are incorporated by reference into this prospectus. The selected historical financial data as of December 31, 2002, 2001 and 2000 and for each of the two years in the period ended December 31, 2002 has been derived from our audited financial statements, which are not incorporated by reference into this prospectus. The selected historical financial data as of and for the six months ended June 30, 2005 and 2004 has been derived from our unaudited financial statements and related notes, which are incorporated by reference into this prospectus. In the opinion of our management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data as of those dates and for those periods. Results for the six-month period ended June 30, 2005, are not necessarily indicative of our results for the full fiscal year or for any other period.
      Due to the pending divestiture of Midwest Bank of Western Illinois, one of our bank subsidiaries, which was announced on May 31, 2005 (see “Business — Recent Developments — Sale of Midwest Bank of Western Illinois,” beginning on page S-11), the following financial data reports that bank as a discontinued operation.

	As of and for the		As of and for the
	Six Months Ended June 30,		Years Ended December 31,
	(Unaudited)		(Unaudited)

	2005	2004	2004	2003	2002	2001	2000

	(Amounts in thousands, except ratios, per share data and non-financial information)
Statement of Income Data:
Total interest income	$51,263	$44,455	$91,962	$98,108	$97,420	$97,483	$95,095
Total interest expense	23,955	20,920	41,780	43,260	45,460	56,248	54,900

Net interest income	27,308	23,535	50,182	54,848	51,960	41,235	40,195
Provision for loan losses	1,627	1,200	3,400	9,455	17,360	1,920	1,700
Noninterest income	(12,345)	5,848	(88)	19,829	11,422	10,622	6,076
Noninterest expenses	38,386	19,750	46,491	38,099	29,040	26,567	24,605

Income (loss) before income taxes and discontinued operations	(25,050)	8,433	203	27,123	16,981	23,370	19,966
Provision for income taxes	(10,878)	1,855	(2,869)	7,779	3,682	7,741	7,078

Income (loss) from continuing operations	(14,172)	6,578	3,072	19,344	13,299	15,629	12,888
Income (loss) from discontinued operations	1,904	1,431	(696)	3,437	3,009	2,253	1,725

Net income (loss)	$(12,268)	$8,009	$2,376	$22,781	$16,308	$17,882	$14,613

As of and for the	As of and for the
Six Months Ended June 30,	Years Ended December 31,
(Unaudited)	(Unaudited)

2005	2004	2004	2003	2002	2001	2000

(Amounts in thousands, except ratios, per share data and non-financial information)
Per Share Data(1):
Earnings per share (basic) from continuing operations	$(0.78)	$0.37	$0.17	$1.09	$0.82	$0.97	$0.80
Earnings per share (basic) from discontinued operations	0.11	0.08	(0.04)	0.19	0.19	0.14	0.10
Earnings per share (basic)	(0.67)	0.45	0.13	1.28	1.01	1.11	0.90
Earnings per share (diluted) from continuing operations	(0.78)	0.36	0.17	1.06	0.81	0.96	0.80
Earnings per share (diluted) from discontinued operations	0.11	0.08	(0.04)	0.19	0.18	0.14	0.10
Earnings per share (diluted)	(0.67)	0.44	0.13	1.25	0.99	1.10	0.90
Cash dividends declared	0.24	0.24	0.48	0.44	0.40	0.40	0.35
Book value at end of period	7.65	7.82	7.66	8.01	7.12	5.99	5.13
Tangible book value at end of period	7.60	7.77	7.61	7.96	7.06	5.98	5.11
Selected Financial Ratios:
Return on average assets from continuing operations	(1.25)%	0.58%	0.13%	0.87%	0.70%	0.98%	0.94%
Return on average equity from continuing operations	(20.16)	9.28	2.17	13.12	12.08	17.04	18.14
Dividend payout ratio	n/a	65.21	279.59	40.55	48.57	41.21	43.82
Average equity to average assets	6.18	6.27	6.12	6.60	5.83	5.75	5.18
Tier 1 risk-based capital	11.10	12.88	13.27	13.68	10.49	9.93	11.02
Total risk-based capital	12.30	14.04	14.65	14.74	11.74	10.82	11.94
Net interest margin (tax equivalent)	3.05	2.70	2.82	3.19	3.49	3.33	3.72
Loan to deposit ratio	81.15	70.65	73.12	67.34	83.52	84.44	77.07
Net overhead expense to average assets(2)	2.93	1.40	1.58	1.01	0.99	1.15	1.43
Efficiency ratio(3)	104.43	66.81	72.79	49.56	44.58	51.10	51.89
Loan Quality Ratios:
Allowance for loan losses to total loans at the end of period	1.43	1.46	1.48	1.51	1.92	1.00	1.04
Provision for loan losses to total loans	0.27	0.24	0.31	0.99	1.71	0.22	0.24
Net loans charged off to average total loans	0.07	0.20	0.17	0.82	0.69	0.07	0.11
Nonaccruing loans to total loans at the end of period	0.54	1.19	0.85	1.56	2.75	0.19	0.15
Nonperforming assets to total assets	0.71	0.80	0.78	0.96	1.40	0.11	0.15
Allowance for loan losses to nonaccruing loans	2.63	x	1.23	x	1.74	x	0.97	x	0.70	x	5.28	x	7.02	x

	As of and for the		As of and for the
	Six Months Ended June 30,		Years Ended December 31,
	(Unaudited)		(Unaudited)

	2005	2004	2004	2003	2002	2001	2000

	(Amounts in thousands, except ratios, per share data and non-financial information)
Balance Sheet Data:
Total assets	$2,526,163	$2,283,083	$2,236,813	$2,264,149	$2,009,047	$1,810,422	$1,467,770
Assets held for sale	282,495	307,221	274,023	286,334	276,528	253,948	215,577
Total earning assets	1,760,538	1,688,143	1,807,608	1,807,207	1,651,917	1,477,518	1,176,967
Year-to-date average assets	2,292,653	2,273,241	2,310,594	2,234,293	1,889,511	1,593,939	1,370,386
Total loans	1,219,026	1,008,340	1,097,992	956,951	1,016,505	887,114	721,104
Allowance for loan losses	17,419	14,733	16,217	14,459	19,540	8,858	7,481
Total deposits	1,502,208	1,427,192	1,501,646	1,421,027	1,217,101	1,050,562	935,598
Total borrowings	481,319	415,236	320,636	418,797	385,659	378,162	240,334
Stockholders’ equity	140,099	139,966	137,423	143,081	114,951	96,214	82,576
Tangible stockholders’ equity(4)	139,208	139,075	136,532	142,190	114,060	96,084	82,338

(1)	Restated for 3-for-2 stock split paid on July 9, 2002.

(2)	Noninterest expense less noninterest income, excluding security gains or losses, divided by average assets.

(3)	Noninterest expense excluding amortization and other real estate expense divided by noninterest income, excluding security gains or losses, plus net interest income on a fully tax-equivalent basis.

(4)	Stockholders’ equity less goodwill. The following table reconciles reported stockholders’ equity to tangible stockholders’ equity for the periods presented:

	June 30,		December 31,

(Amounts in thousands)	2005	2004	2004	2003	2002	2001	2000

Stockholders’ equity	$140,099	$139,966	$137,423	$143,081	$114,951	$96,214	$82,576
Goodwill	891	891	891	891	891	130	238

Tangible stockholders’ equity	$139,208	$139,075	$136,532	$142,190	$114,060	$96,084	$82,338

      For the three and six months ended June 30, 2005 and 2004, we reported the following core operating results, which exclude balance sheet repositioning and employee severance charges recorded during the second quarter of 2005. (See “Business — Recent Developments — Repositioning,” beginning on page S-10). Midwest believes that core net income from continuing operations, described below, is a more useful measure of operating performance.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(Amounts in thousands, except ratios)	2005	2004	2005	2004

Core net income from continuing operations	$3,481	$2,408	$6,458	$6,578
Core net income from discontinued operations	799	776	1,904	1,431

Core net income	$4,280	$3,184	$8,362	$8,009

Core efficiency ratio	63.89%	64.50%	64.65%	66.81%
Core return on average assets from continuing operations	0.60%	0.43%	0.57%	0.58%
Core return on average equity from continuing operations	9.82%	6.88%	9.19%	9.28%
      The following table reconciles the reported loss from continuing operations to core net income from continuing operations for the periods presented:

(Amounts in thousands)	QTD	YTD
	2Q05	2Q05

Loss from continuing operations	$(17,149)	$(14,172)
Loss on U.S. Agency debt securities, net of tax	10,595	10,595
Charge from prepayment of FHLB advances, net of tax	5,886	5,886
Charge from unwinding of swaps, net of tax	2,206	2,206
Write down on other real estate owned, net of tax	1,502	1,502
Charge from redemption of trust preferred securities, net of tax	318	318
Employment severance charges, net of tax	123	123

Core net income from continuing operations	$3,481	$6,458

USE OF PROCEEDS
      Based on an assumed public offering price of $20.92 per share, we estimate that the net proceeds from the sale of 2,500,000 shares of our common stock in this offering will be approximately $48.2 million after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our aggregate net proceeds will be approximately $55.6 million.
      We expect to use the net proceeds from the sale of our common stock for general corporate purposes, which may include:

•	capital contributions to our bank subsidiary;

•	reducing or refinancing existing debt;

•	investments at the holding company level;

•	investing in, or extending credit to, our other operating subsidiaries; and

•	possible acquisitions.
      Until we designate the use of the net proceeds, we expect to invest these funds temporarily in liquid, short-term high quality securities. The precise amounts and timing of our use of the net proceeds from this offering will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of other securities.
      We continually evaluate possible business combination opportunities. As a result, future business combinations involving cash, debt or equity securities may occur. Any future business combination or series of business combinations that we might undertake may be material, in terms of assets acquired, liabilities assumed or otherwise, to our financial condition.

CAPITALIZATION
      The following table sets forth our consolidated long-term indebtedness and capitalization at June 30, 2005, on an actual basis and as adjusted to give effect to the sale of 2,500,000 shares of common stock at an assumed public offering price of $20.92 per share. For purposes of this table, our estimated net proceeds will be approximately $48.2 million, after deducting estimated offering expenses and underwriting discounts and commissions, and we have assumed no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, 375,000 additional shares would be sold, resulting in aggregate estimated net proceeds of approximately $55.6 million after deducting estimated offering expenses and underwriting discounts and commissions. No other change in our consolidated capitalization since June 30, 2005 is reflected in the table. This table should be read together with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	June 30, 2005	June 30, 2005
	Actual	As Adjusted

	(Dollars in thousands, except
	per share data)
Long-Term Debt:
FHLB Advances	$150,000	$150,000
Junior subordinated debentures(1)	55,572	55,572

Total long-term debt	$205,572	$205,572

Stockholders’ Equity:
Preferred stock, $0.01 par value per share; 1,000,000 shares authorized; no shares issued and outstanding	$—	$—
Common stock, $0.01 par value per share; 32,000,000 shares authorized; 18,668,140 issued and 18,322,219 outstanding shares(2)	187	212
Additional paid-in capital	66,114	114,312
Retained earnings	79,182	79,182
Unearned stock-based compensation	(2,605)	(2,605)
Accumulated other comprehensive loss	(1,676)	(1,676)
Treasury stock, at cost (345,921 shares)	(1,103)	(1,103)

Total stockholders’ equity	$140,099	$188,322

Total capitalization	$345,671	$393,894

Book value per common share	$7.65	$9.04
Capital Ratios:
Tier 1 leverage	8.1%	10.2%
Tier 1 risk-based capital	11.1%	14.0%
Total risk-based capital	12.3%	15.1%
Tangible capital to assets	5.5%	7.4%

(1)	Consists of junior subordinated debt held by statutory trusts that have issued trust preferred securities.

(2)	Excludes 721,286 shares of our common stock reserved for issuance upon the exercise of stock options outstanding as of June 30 2005, of which options to purchase 530,411 shares of our common stock were then exercisable; and excludes 874,596 shares of our common stock reserved for future grant under our existing stock option and restricted stock plan as of June 30, 2005.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
      Our common stock is traded on the Nasdaq National Market under the symbol “MBHI.” At June 30, 2005, we had 18,322,219 shares of our common stock outstanding, which were held of record by approximately 2,100 persons.
      The following table sets forth, for the periods indicated, the high and low sale prices per share for our common stock as reported on the Nasdaq National Market for trades occurring during the Nasdaq National Market normal trading hours, and the cash dividends declared per share in each such quarter.

			Dividends
			Declared Per
			Common
	High	Low	Share

2003
First Quarter	$21.13	$16.01	$0.10
Second Quarter	20.55	16.81	0.10
Third Quarter	23.20	19.42	0.12
Fourth Quarter	24.15	21.84	0.12
2004
First Quarter	$25.00	$22.08	$0.12
Second Quarter	24.39	21.31	0.12
Third Quarter	22.25	17.96	0.12
Fourth Quarter	23.17	19.20	0.12
2005
First Quarter	$22.80	$19.55	$0.12
Second Quarter	20.20	17.92	0.12
Third Quarter (through July 28, 2005)	21.00	19.13	n/a
      Holders of our common stock are entitled to receive such dividends that may be declared by our board of directors from time to time and paid out of funds legally available therefor. Because our consolidated net income consists largely of net income of our subsidiary banks, our ability to pay dividends depends upon our receipt of dividends from the banks. The banks’ ability to pay dividends is regulated by banking statutes. At June 30, 2005, Midwest Bank could have paid $3.2 million in dividends without regulatory approval. The declaration of dividends is discretionary and depends on our earnings and financial condition, regulatory limitations, tax considerations and other factors including limitations imposed by the terms of our outstanding obligated mandatory redeemable trust preferred securities. While our board of directors expects to continue to declare dividends quarterly, there can be no assurance that dividends will be paid in the future.

BUSINESS
Overview
      We are a bank holding company headquartered in Melrose Park, Illinois, a suburb of Chicago. We derive virtually all of our revenue from our bank subsidiaries, Midwest Bank and Trust Company, or Midwest Bank, and Midwest Bank of Western Illinois, or MBWI. We have entered into an agreement to sell MBWI (see “Sale of Midwest Bank of Western Illinois,” beginning on page S-11). We believe that the divestiture of MBWI will allow us to focus on our core market, the Chicago Metropolitan Statistical Area, or the Chicago MSA, and the execution of our turnaround strategy.
      As of June 30, 2005, Midwest Bank was the 9th largest commercial bank headquartered in the Chicago MSA based on assets. We provide a range of products and services concentrating on commercial real estate lending, middle-market business banking and small business banking. In addition, our trust department offers traditional personal and corporate trust services and administers land trusts. Midwest Bank currently operates 17 bank branches throughout the Chicago MSA with approximately $2.2 billion of assets as of June 30, 2005. We also provide securities and brokerage services to our customers and operate an independent insurance agency, for individuals and corporations, focusing on commercial insurance products as well as fixed rate annuities.
      Our principal executive offices are located at 501 West North Avenue, Melrose Park, Illinois 60160, and our telephone number is (708) 865-1053. We maintain a website at www.midwestbanc.com. Information on our website is not incorporated by reference into, and is not a part of, this prospectus supplement and the accompanying prospectus.
Turnaround Strategy
      In September of 2004, we began our turnaround strategy by hiring a new Chief Executive Officer, Mr. James J. Giancola. Mr. Giancola brings over 30 years of experience in the banking industry and served as CEO for a $7 billion bank in Evansville, Indiana. Since joining us, Mr. Giancola has enhanced and expanded our existing management team with the hiring of several key managers as well as several experienced lenders, including a new commercial executive vice president and seven officers at the vice president level or higher, to improve our existing infrastructure.
      We developed and have begun to implement a turnaround strategy focused on building a higher-profit super-community bank by:

•	Enhancing and improving our infrastructure for continued growth.

•	Strengthening our balance sheet:

•	Improving credit through the hiring of experienced commercial lenders as well as key risk and operations managers.

•	Increasing and diversifying our loan portfolio while de-emphasizing our securities portfolio.

•	Reducing nonperforming assets.

•	Emphasizing commercial and retail transaction oriented deposits while reducing our reliance on wholesale and CD funding in order to better manage our overall cost of funds.

•	Improving the level, quality and consistency of our earnings stream.
      We are still in the beginning stages of implementing this turnaround strategy but we believe it has already begun to produce results, including a 29% reduction in nonaccruing loans to 0.54% of total loans at June 30, 2005 from 0.85% at December 31, 2004, and an improvement in our loan to deposit ratio to 81% at June 30, 2005 from 73% at December 31, 2004.

Recent Developments
Company Repositioning
      We took several actions in the fourth quarter of 2004 and first six months of 2005 to reposition our balance sheet and change the mix and profile of our investment portfolio. These steps include:

•	In the fourth quarter 2004, we sold $289.3 million of U.S. government-sponsored entity notes and corporate bonds with a weighted average yield of 3.29% and prepaid $92.0 million of Federal Home Loan Bank (“FHLB”) advances with a weighted average cost of 5.52% and invested the balance of the proceeds in securities with shorter duration.

•	During the first quarter of 2005, we invested $181.9 million in 5/1, 7/1, and 10/1 hybrid adjustable rate mortgage-backed securities with a weighted average yield of 4.86% and $35.1 million in 15-year fixed rate mortgage-backed securities with a weighted average yield of 4.72%. We expect these securities to provide added liquidity to fund future loan growth.

•	During the second quarter of 2005, we sold $294.6 million of U.S. government-sponsored entity notes with a book yield of 3.52% and remaining maturity of approximately eight years, resulting in an after-tax loss of $10.6 million. We are in the process of replacing the securities we sold with a combination of hybrid adjustable rate mortgage-backed securities, 15-year fixed rate mortgage-backed securities and municipal securities, which we anticipate will have a weighted average yield of approximately 4.80% and a duration of approximately 4.9 years.

•	During the second quarter of 2005, we prepaid $121.5 million of FHLB advances with a current yield of 5.27%, incurring an after-tax prepayment charge of $5.9 million. We also unwound the interest rate swaps that converted these advances from fixed to floating rate, which resulted in an after-tax charge of $2.2 million. New advances replaced the prepaid ones with a weighted average interest rate approximating 3.48% and a duration of 1.6 years.

•	As of December 31, 2004, we de-designated the futures contracts hedge on our U.S. government-sponsored entity notes. These futures contracts, all which were stand-alone derivatives, were terminated in January 2005 at a gain of $336,000. For the year ending December 31, 2004, the change in the market values of the futures contracts and the U.S. government-sponsored entity notes resulted in a net loss of $5.2 million which was recorded as a loss on securities transactions.

•	In January 2005, we also terminated our spread lock swap agreements at a loss of $425,000. These were stand-alone derivatives that were carried at their estimated fair value with the corresponding gain or loss recorded in net trading profits or losses.

•	During the second quarter of 2005, we entered into a bulk sale contract, expected to close in the third quarter of 2005, for a foreclosed townhouse development.
      The following charges were taken in 2004 in connection with our repositioning efforts include (on a pre-tax basis):

•	Non-cash impairment loss on equity securities of $6.2 million;

•	Retirement benefit obligation of $1.5 million and severance expense of $359,000 for our former senior officers; and

•	Prepayment penalties associated with the FHLB advances of $3.6 million.
      The following charges were taken in the second quarter of 2005 in connection with our repositioning efforts include (on a pre-tax basis):

•	Loss of $17.2 million on the sale of the U.S. agency debt securities;

•	Prepayment penalties associated with the FHLB advances of $9.5 million;

•	Cost to unwind the interest rate swaps associated with the FHLB advances of $3.6 million;

•	Write-down charge of $2.4 million on the foreclosed townhouse development;

•	Prepayment charge of $516,000 on the redemption of $20.0 million of trust preferred securities (as discussed below); and

•	Employee severance expense of $200,000.
      In June 2005, we issued $20 million of floating rate trust preferred securities in a private placement. The trust preferred securities were issued by our newly established subsidiary, MBHI Capital Trust V. The trust preferred securities have a maturity of 30 years and are redeemable by us in whole or in part after five years. Distributions on the trust preferred securities will be paid quarterly at a rate equal to three-month LIBOR plus 177 basis points with an initial rate of 5.13%. The proceeds of the trust preferred offering replaced $20 million of outstanding trust preferred securities carrying a 10% fixed rate which were redeemed in June 2005.
Sale of Midwest Bank of Western Illinois
      On May 31, 2005, we entered into a Stock Purchase Agreement with Western Illinois Bancshares, Inc., or WIB, pursuant to which WIB will acquire MBWI, one of our bank subsidiaries which had assets of approximately $282.5 million as of June 30, 2005. The anticipated directors and officers of WIB include all of MBWI’s current directors, except for one, Midwest’s representative.
      The agreement provides that we will sell MBWI to WIB for $30,000,000. In addition, MBWI will pay us a special dividend, prior to the sale closing, in an amount equal to the amount, if any, by which MBWI’s Tier 1 capital immediately prior to the closing, adjusted for changes in the value of its investment portfolio since March 31, 2005, exceeds $20,000,000.
      The agreement also provides that WIB has the option to fund a portion of the purchase by requesting us to make a $4,995,000, 10-year senior term loan with interest at prime plus 1/2 percent and purchase $5,000,000 of perpetual cumulative preferred stock of WIB with a dividend rate of 7 1/2% or make a $5,000,000 unsecured subordinated loan with an interest rate of 7 1/2% and a term of 10 years. WIB has until August 15, 2005, to exercise this option. WIB is in the process of raising the funds needed to complete the purchase. It has until August 15, 2005, to complete its fund raising.
      Consummation of the sale of MBWI is subject to a number of customary conditions including the receipt of all required regulatory approvals. WIB received the approval of the Board of Governors of the Federal Reserve System of its acquisition of MBWI on July 22, 2005. The sale of MBWI is expected to be completed prior to the end of 2005.
      The agreement contains certain termination rights for us and WIB and further provides that upon termination of the agreement under specified circumstances WIB may be required to pay to us a termination fee of either $1,000,000 or $1,500,000. On June 29, 2005, WIB deposited $1.0 million in escrow as required by the Stock Purchase Agreement to secure its performance under the agreement.
Business Strategy
      Our primary business objectives are to enhance our profitability and be a premier Chicago business bank for small- and mid-sized businesses, their owners and managers, with a particular focus on real estate developers. We believe the Chicago market is receptive to a locally owned and managed banking institution that provides responsive, personalized service, customized products and local decision making. We believe that our opportunities for expansion in this market are favorable and will increase as the Chicago banking market continues to experience significant consolidation.
      As part of our strategic plan, we hope to capitalize on our perceived market opportunity within Chicago’s small-and middle-market business banking environment by focusing on owner-operated, family-held and closely-held companies, including real estate developers. It is with these customers that we believe we can add the most value by understanding the challenges that owners experience and offering them advice and solutions to help them achieve their business and personal financial goals. The key elements are:

•	Focus On Our Targeted Customers. We focus our time and resources on targeted customer segments: small-and mid-size businesses, with particular emphasis on real estate developers, as well as the individuals who own and manage them. We also believe the decentralized nature of our financial centers allows the relationship managers to build a service-oriented relationship with our customers. Local autonomy and decision-making allows our bank subsidiaries to address different competitive forces in their markets and more importantly address the customer service needs of their customer bases.

•	Expand Our Core Customer Base. We will continue to focus on expanding our core customer base by increasing the number of businesses we serve in the Chicago MSA. We intend to increase our market share by providing a high level of customer service, competitive products and delivery systems and competing for customers of recently acquired banks in our market area. We believe our growth objectives can be achieved while maintaining our historical risk standards and effectively managing credit risk.

•	Capitalize On Our Relationship Banking Approach. By providing our customers with a wide array of financial products and delivering them with small bank customer service and responsiveness, we will seek to enhance our overall relationship and become a partner in achieving their financial goals. We intend to leverage our business banking relationships in order to capture the personal business of closely held business owners who often have complex needs for the management of personal and family wealth. We believe our existing relationships with their businesses provide a natural opportunity to assist with their personal financial needs. We also believe that by providing such services we will strengthen our commercial banking relationships. We deliver our products and services through relationship managers who lead a team of banking professionals. Collectively, the team is responsible for providing for our customer’s banking needs. With this relationship banking approach, we believe we are able to quickly address the critical needs for both the customer’s business as well as personal financial goals. We have only recently begun to implement this strategy and have not yet achieved any meaningful results.

•	Enhance Our Operational Efficiency. We plan to further centralize and automate important operational functions to enhance operating leverage as well as service quality. We intend to realign our people, processes and systems in support of the high quality sales and service requirements that our customers desire. We anticipate that this realignment will involve the relocation and consolidation of currently dispersed facilities, processes and personnel. While our financial centers will remain autonomous from a client perspective, a centralized staff will provide operations and back office support. This structure should allow for the elimination of duplicative systems and operations and therefore reduce expense.

•	Lending Focus. We will seek to recruit experienced, talented and motivated lenders across all our business lines in an effort to diversify our existing loan portfolio. This growth will be implemented alongside our new risk and credit management processes designed to maintain strong levels of control and mitigate undue risk.

•	Acquisition and de novo growth strategy. We will seek to find attractive areas within our market that would be attracted to a community based banking alternative. Any acquisition we would consider would be accretive to net income and diluted earnings per share within a reasonable time following closing.
Primary Market
      We consider our primary market area to be the Chicago MSA, consisting of DuPage, Lake, Will, Cook and McHenry counties, where we currently conduct business through 17 offices. Our typical office, on average, has $88 million in deposits, which is above average for branches in our market. Because of our past success in gathering deposits, we believe this makes them well-positioned to attract additional deposits in the highly fragmented Chicago market.
      According to the 2000 U.S. Census data, the Chicago MSA had a population of approximately 9.1 million and a median annual household income of approximately $51,000 compared to a national median annual household income of approximately $42,000. The Federal Deposit Insurance Corporation, or FDIC, reported that as of June 30, 2004, total FDIC-insured deposits in the Chicago MSA were approximately $232.4 billion and have grown at a 4% compounded average growth rate over the past four years.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      We make certain forward-looking statements in this prospectus supplement and the accompanying prospectus and in the documents incorporated herein and therein by reference to other documents that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions.
      You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. These forward-looking statements may include, among other things, statements relating to our projected growth, anticipated improvements in financial performance, and management’s long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events, our business and growth strategies, including anticipated internal growth, plans to open new branch offices, and to pursue additional potential development or acquisition of banks or fee-related business.
      Our actual results, performance or achievements could be significantly different from the results expressed in or implied by any forward-looking statements. Factors that might cause such a difference include, but are not limited to, those set out in the accompanying prospectus at “Special Note Regarding Forward Looking Statements” on page iii, as well as these set forth in the “Risk Factors” section beginning on page 3 of the accompanying prospectus.
      You should refer to our periodic and current reports filed with the SEC for further information on other factors which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. See “Where You Can Find More Information.”
      Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results contemplated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statement, which speak only as of the date they were made. We do not intend to update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under the federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

UNDERWRITING
General
      We and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. Pursuant to the underwriting agreement, which will be filed by us as an exhibit to a current report on Form 8-K, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name in the following table:

Name of Underwriter	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.
Raymond James & Associates, Inc.
Howe Barnes Investments, Inc.
Stifel, Nicolaus & Company, Incorporated

Total

      The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents and legal opinions to the underwriters.
      The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus supplement and accompanying prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.
      The common stock is being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.
Electronic Prospectus Delivery
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. Friedman, Billings, Ramsey & Co., Inc., as representative, may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. The representative will allocate shares of our common stock to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or syndicate member is not part of this prospectus.
Nasdaq National Market Listing
      Our common stock is quoted on the Nasdaq National Market under the symbol MBHI.
Over-Allotment Option
      We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 375,000 additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus supplement.
      To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase such additional shares in proportion to their respective initial purchase amounts. We will be obligated to sell these shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement.
Commissions and Expenses
      The underwriters propose to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to dealers at the public offering price less a concession not in excess of $           per share, of which a concession not in excess of $           per share may be reallowed to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.
      The following table shows the per share and total underwriting discounts and commission that we will pay to the underwriters and the proceeds we will receive before other expenses related to this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. We will receive proceeds of $ ($           million if the over-allotment is exercised) net of underwriting discounts and offering expenses.

		Total	Total
		Without Over-	Without Over-
	Per	Allotment	Allotment
	Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discount payable by us	$	$	$
Proceeds to us before expenses	$	$	$
Lock-Up Agreements
      We, and our subsidiaries, and each of our directors and executive officers (except the President of MBWI) and one of our stockholders who owns more than 5% of our common stock have agreed, for a period of 90 days after the date of this prospectus supplement, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc.:

•	not to offer, sell, contract to sell, announce the intention to sell or pledge or otherwise transfer or dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) any shares of our common stock;

•	not to grant or sell any option or contract to purchase any of our common stock; and

•	not to enter into any swap or other agreement that transfers any of the economic consequences of ownership of or otherwise transfer or dispose of, directly or indirectly, any of our common stock.
These agreements also prohibit us and our subsidiaries and our directors and executive officers (except the President of MBWI) and such stockholder from entering into any of the foregoing transactions with respect to any securities that are convertible into or exchangeable for our common stock. These restrictions will not prohibit us from issuing shares of our common stock under our employee benefit plans or prevent us from negotiating possible acquisitions. We have agreed to use our best effort to cause another one of our stockholders who owns 5% of our common stock to accept such restrictions.
      Each of our directors and executive officers (except the President of MBWI) and one of our stockholders who owns more than 5% of our common stock have also agreed, for a period of 90 days after the date of this prospectus supplement, not to seek to exercise or effectuate, in any manner, any rights now held or subsequently acquired to require us to register, under the Securities Act of 1933, the sale, transfer or other disposition of our common stock held by such person. We have agreed to use our best efforts to cause another one of our stockholders who owns 5% of our common stock to accept such restrictions.
Indemnity
      We have agreed to indemnify the underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
      In connection with this offering, the underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.
Our Relationship with the Underwriters
      Certain of the underwriters and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us. From time to time some of the underwriters may provide other investment banking services to us in the ordinary course of their respective businesses. For these services, they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. One of the underwriters for this offering, Howe Barnes Investments, Inc., or Howe Barnes, is serving as a placement agent to WIB, the entity which is purchasing MBWI from us (see “Business—Recent Developments—Sale of Midwest Bank of Western Illinois,” beginning on page S-11). Howe Barnes is assisting WIB in raising up to $17.8 million through the sale of its equity securities, the proceeds of which will be used to finance a portion of the MBWI purchase price. For these services, Howe Barnes will receive $100,000 plus 4% of all sales generated by Howe Barnes. It is anticipated that Howe Barnes will generate sales of $5,000,000. Thus, Howe Barnes’ total fees will equal $300,000.
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired pursuant to this offering by a beneficial owner that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be Non-U.S. Holders for purposes of the federal income tax discussion, but not for purposes of the federal estate tax discussion, and vice versa.
      This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations adopted by the U.S. Internal Revenue Service, or the IRS, and administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus supplement, and all of which are subject to change, possibly with retroactive effect. This discussion applies only to Non-U.S. Holders who hold our common stock as capital assets. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, U.S. expatriates and Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.
Dividends
      Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. A Non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.
      There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if a treaty applies, attributable to the Non-U.S. Holder’s U.S. permanent establishment) if a properly-executed IRS Form W-8ECI is provided to us. Instead, such dividends will generally be subject to regular U.S. income tax, in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, estate or trust, as the case may be, unless a specific treaty provides otherwise. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.
Gain on Disposition of Common Stock
      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other taxable disposition of our common stock unless

•	the gain is effectively connected with a trade or business of such holder in the United States (and, if a treaty applies, is attributable to the Non-U.S. Holder’s U.S. permanent establishment),

•	in the case of Non-U.S. Holders who are nonresident alien individuals, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or

•	we are or have been a “United States real property holding corporation,” or a USRPHC, within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we currently are not, and do not anticipate becoming in the future, a USRPHC. Even if we are treated as a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder is considered to have owned (directly or indirectly) no more than five percent of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder’s holding period and (ii) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.
      Individual Non-U.S. holders who are subject to U.S. tax because the holder was present in the United States for 183 days or more during the year of disposition are taxed on their gains, including gains from the sale of shares of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets incurred during the year, at a flat rate of 30%. Other Non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the manner applicable to U.S. persons. In addition, if any of this gain is taxable because we are or have been a USRPHC as described in the third bullet point above, the buyer of our common stock will generally be required to withhold a tax equal to 10% of the amount realized on the sale.

Information Reporting Requirements and Backup Withholding
      Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
      Backup withholding generally will not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person (generally a properly-executed IRS Form W-8BEN), unless the payer otherwise has actual knowledge or reason to know that the payee is a U.S. person.
      Under current U.S. federal income tax law, information reporting and backup withholding (currently at a rate of 28%) will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States when (a) the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and (b) the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (A) more than 50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business.
      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
Federal Estate Tax
      An individual Non-U.S. Holder who is treated as the owner of our common stock at the time of death will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.
      The above discussion is included for general information only. Each prospective purchaser is urged to consult its tax advisor with respect to the U.S. federal income tax and federal estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local foreign or other taxing jurisdiction.
NOTICE TO RESIDENTS OF THE UNITED KINGDOM
      We have not authorized any offer of the shares of the common stock being offered pursuant to this prospectus supplement to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulation 1995, as amended, the Regulations. Shares may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations.
      This document is for distribution only to persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) or Article 60 (“participation in employee share schemes”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or (iv) are persons to whom this document may otherwise lawfully be issued or passed on to (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
LEGAL MATTERS
      The validity of the common stock offered hereby and certain other legal matters are being passed upon for us by Hinshaw & Culbertson LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
      The consolidated financial statements of Midwest as of and for the years ended December 31, 2004 and 2003 have been audited by McGladrey & Pullen, LLP, independent auditors, as stated in their report, which is also incorporated by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Midwest as of and for the year ended December 31, 2002 have been audited by Crowe Chizek and Company LLC, independent public accountants, as indicated in their report, which is also incorporated here in by reference in reliance upon the authority of said firm as experts in accounting and auditing.

Prospectus
$100,000,000
Common Stock
Preferred Stock
Debt Securities
Depositary Shares
Warrants
Purchase Contracts
Units
        We may offer from time to time debt securities (which may be senior or subordinated debt securities), preferred stock, common stock, warrants, purchase contracts or units. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The aggregate initial offering price of all securities we sell under this prospectus will not exceed $100,000,000.
      The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.
      You should read this prospectus and any prospectus supplement carefully before you purchase any of our securities.
      Our common stock is traded on the NASDAQ National Market under the symbol “MBHI”.
       You should read this prospectus and any supplements carefully before you invest. Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors,” beginning on page 3 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated in this prospectus by reference for certain risks and uncertainties you should consider.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or any prospectus supplement. Any representation to the contrary is a criminal offense.
      These securities will not be savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency or instrumentality.
This prospectus is dated July 5, 2005

      The information contained in this prospectus is not complete and may be changed. You should only rely on the information provided in this prospectus or incorporated by reference herein or in any supplement to this prospectus. We have not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents, regardless of the time of delivery of this prospectus or any sale of common stock.
ABOUT THIS PROSPECTUS
      In this prospectus, we use the terms “we,” “us” and “our” to refer to Midwest Banc Holdings, Inc. We also use the term “Midwest” to refer to Midwest Banc Holdings, Inc.
      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf registration process, using this prospectus, together with a prospectus supplement, we may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus in a dollar amount that does not exceed $100,000,000, in the aggregate.
      This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the information incorporated by reference in this prospectus before making an investment in our securities. See “Where You Can Find More Information” for more information. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.
      Our SEC registration statement containing this prospectus, including exhibits, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC’s web site or at the SEC’s offices. The SEC’s web site and street addresses are provided under the heading “Where You Can Find More Information.”
      You should rely only on the information contained in or incorporated by reference in this prospectus or supplement to this prospectus. We have not authorized anyone to provide you with different information. This document may be used only in jurisdictions where offers and sales of these securities is permitted. You should not assume that information contained in this prospectus, in any supplement to this prospectus, or in any document incorporated by reference is accurate as of any date other than the date on the front page of the document that contains the information, regardless of when this prospectus is delivered or when any sale of our securities occurs.
      We may sell our securities to underwriters who will in turn sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase the securities, we reserve the sole right to accept and, together with our agents, to reject, in whole or in part, any of those offers.
      A prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters and the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, the Securities Act.
WHERE YOU CAN FIND MORE INFORMATION
      This prospectus is a part of a Registration Statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available on our web site at http://www.midwestbanc.com, and at the office of the Nasdaq National Market. Except those SEC filings, none of the other information on our web site is part of this prospectus. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.
DOCUMENTS INCORPORATED BY REFERENCE
      We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.
      Some information contained in this prospectus updates and supersedes the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below (except Items 2.02 and 7.01 of any Current Report on Form 8-K listed below):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 11, 2005 (File No. 001-13735);

•	our Current Report on Form 8-K filed with the SEC on January 28, 2005 (File No. 001-13735);

•	our Current Report on Form 8-K filed with the SEC on February 28, 2005 (File No. 001-13735);

•	our Current Report on Form 8-K filed with the SEC on March 1, 2005 (File No. 001-13735);

•	our Current Report on Form 8-K filed with the SEC on March 3, 2005 (File No. 001-13735);

•	our Current Report on Form 8-K filed with the SEC on March 16, 2005 (File No. 001-13735); and

•	the descriptions of our Common Stock contained in our Registration Statement on Form S-1 dated December 19, 1997 (File No. 001-13735).
      We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, the Exchange Act, after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered by this prospectus are sold; provided, however, that we are not incorporating by reference any information furnished under Item 2.02 or 7.01 of any Current Report on Form 8-K (unless otherwise indicated). Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other document filed later which is also incorporated in this prospectus by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded. The information contained in this prospectus should be read together with the information in the documents incorporated in this prospectus by reference.

      You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document, by requesting them from us in writing or by telephone at the following:

Daniel R. Kadolph
Senior Vice President and Chief Financial Officer
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160
(708) 865-1053
      These incorporated documents may also be available on our web site at www.midwestbanc.com. Except for incorporated documents, information contained on our web site is not a prospectus and does not constitute part of this prospectus.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      We make certain forward-looking statements in this prospectus and in the documents incorporated by reference into this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. These forward-looking statements may include, among other things, statements relating to our projected growth, anticipated improvements in financial performance, and management’s long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events, our business and growth strategies, including anticipated internal growth, plans to open new branch offices, and to pursue additional potential development or acquisition of banks or fee-related business.
      Our actual results, performance or achievements could be significantly different from the results expressed in or implied by any forward-looking statements. Factors that might cause such a difference include, but are not limited to the following, as well as these set forth in the “Risk Factors” section beginning on page 3:

•	competitive pressures on financial institutions may increase significantly;

•	changes in the interest rate environment may reduce interest margins, decrease the volume of new borrowings or result in increased loan and lease delinquencies and defaults, and increases in interest rates may reduce the value of our investment securities portfolio;

•	prepayment speeds, loan sale volumes, charge-offs and loan loss provisions are inherently uncertain;

•	general economic conditions, either national or in the states in which we do business, may be less favorable than expected;

•	political developments, wars or other hostilities may cause disruption or movements in securities markets or other economic conditions;

•	legislative or regulatory changes may adversely affect the businesses in which we are engaged;

•	the sufficiency of our allowances for loan losses to absorb the amount of actual losses inherent in the existing portfolio of loans is inherently uncertain and may be affected by changes in economic conditions, real estate markets and other factors beyond our control;

•	changes in the technology we use to operate our business may be more difficult or expensive to implement than we anticipate;

•	we may be subject to possible administrative or enforcement actions of banking regulators in connection with any material failure of our banking subsidiaries to comply with banking laws, rules or regulations, including the failure of us and our subsidiary Midwest Bank and Trust Company to comply with the written agreement they entered into with the Federal Reserve Bank of Chicago and the Illinois Department of Financial and Professional Regulation in early 2004; and

•	we may be subject to possible administrative or enforcement actions by the SEC in connection with its inquiry of the restatement of our September 30, 2002 financial statements which commenced in 2004.
You should refer to our periodic and current reports filed with the SEC for further information on other factors which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. See “Where You Can Find More Information.”
      Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results contemplated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statement, which speak only as of the date they were made. We do not intend to update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under the federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

PROSPECTUS SUMMARY
      This summary highlights selected information about our company and a general description of the securities we may offer. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and the terms of the securities we will offer, you should read carefully this entire prospectus, including the “Risk Factors” section, the applicable prospectus supplement for the securities and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information into this prospectus by reference.
The Securities We May Offer
      We may use this prospectus to offer up to $100,000,000 aggregate amount of securities in one or more offerings. A prospectus supplement, which we will provide each time we offer securities, will describe the amounts, prices and detailed terms of the securities and may describe risks associated with an investment in the securities in addition to those described in “Risk Factors.” We will also include in the prospectus supplement, where applicable, information about material United States federal income tax considerations relating to the securities. Terms used in this prospectus will have the meanings described in this prospectus unless otherwise specified.
      We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept and to reject in whole or in part any proposed purchase of our securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of our securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.
Common Stock
      We may sell our common stock, $.01 par value per share. In a prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.
Preferred Stock; Depositary Shares
      We may sell shares of our preferred stock, $.01 par value per share, in one or more series. In a prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the stated value of the shares of the series, the voting rights of the shares of the series, if any, whether and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share, whether we will list the preferred stock or depositary shares on a securities exchange and any other specific terms of the series of preferred stock.
Debt Securities
      Our debt securities may be senior or subordinated in priority of payment. We will provide a prospectus supplement that describes the ranking, whether senior or subordinated, the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange and any other specific terms of the debt securities.
      The senior and subordinated debt securities will be issued under two separate indentures between us and a banking institution as trustee. We have summarized the general features of the indentures under the heading “Description of Debt Securities.” We encourage you to read the indentures, forms of which are exhibits to our registration statement.

Purchase Contracts
      We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more other securities, for the purchase or sale of our debt securities, preferred stock, depositary shares or common stock. The price of our debt securities or price per share of common stock, preferred stock or depositary shares, as applicable, may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula contained in the purchase contracts. We may issue purchase contracts in such amounts and in as many distinct series as we wish.
Units
      We may sell any combination of one or more of the other securities described in this prospectus, together as units. In a prospectus supplement, we will describe the particular combination of securities constituting any units and any other specific terms of the units.
Warrants
      We may sell warrants to purchase our debt securities, shares of preferred stock or shares of our common stock. In a prospectus supplement, we will inform you of the exercise price and other specific terms of the warrants, including whether our or your obligations, if any, under any warrants may be satisfied by delivering or purchasing the underlying securities or their cash value.

RISK FACTORS
      You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus and in the accompanying prospectus supplement, before you decide to buy our securities. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. In addition, please read “Special Note Regarding Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus.
If we are not able to implement our turnaround strategy, or if that strategy is not successful, our financial results are likely to be materially and adversely affected.
      Over the past several years we have experienced a series of reversals in our business, including a loan reclassification in early 2003 which caused us to restate our September 30, 2002 financial statements (which is the subject of an ongoing inquiry by the SEC commenced in 2004), enforcement proceedings by our federal and state bank regulators which resulted in entering into a written agreement with them in early 2004, a substantial decline in returns on (and increase in the risk profile of) our investment securities portfolio, and a significant decrease in our net interest margin. As a result, we experienced a substantial decrease in our earnings in 2004 and 2003.
      In response to these developments, we developed (in the fourth quarter of 2004) and have begun to implement a turnaround strategy focused on building a high-profit super-community bank by:

•	strengthening our balance sheet;

•	building quality and consistency of earnings;

•	increasing loans, including small commercial loans, as a percentage of our assets;

•	reducing our cost of funds;

•	building infrastructure for a new growth phase;

•	resolving all open regulatory matters; and

•	increasing fee income.
It will take time to fully implement this strategy, however. Accordingly the benefits we expect from the strategy may not add to our earnings in the near term. In addition, there cannot be any assurance that we will be able to implement this strategy successfully, or even if we are successful, that it will produce the benefits that we anticipate.
Changes in economic conditions, in particular an economic slowdown in Chicago, Illinois or Western, Illinois, could hurt our business materially.
      Our business is directly affected by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. Deterioration in economic conditions, in particular an economic slowdown in Chicago, Illinois or Western, Illinois, could result in the following consequences, any of which could hurt our business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline;

•	low cost or non-interest bearing deposits may decrease; and

•	collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.

A large percentage of our loans are collateralized by real estate, and an adverse change in the real estate market may result in losses and adversely affect our profitability.
      Approximately 76.9% of our loan portfolio as of December 31, 2004 was comprised of loans collateralized by real estate; a substantial portion of this real estate collateral is located in the Chicago market. An adverse change in the economy affecting real estate values generally or in the Chicago market specifically could significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, amounts received upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. As a result, our profitability could be negatively impacted by an adverse change in the real estate market.
Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.
      The majority of our assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and profitability depend significantly on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In light of our current volume and mix of interest-earning assets and interest-bearing liabilities, our interest rate spread could be expected to increase during periods of rising interest rates and, conversely, to decline during periods of falling interest rates. However, the actual effect of changing interest rates on our earnings may vary due to the speed and magnitude of the changes, the degree to which short-term and long-term rates are similarly affected, and other factors. Our asset-liability management strategy may not be able to control our risk from changes in market interest rates, and it may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition.
      In addition, we are unable to predict or control fluctuations of market interest rates, which are affected by many factors, including the following:

•	inflation;

•	recession;

•	changes in unemployment;

•	the money supply; and

•	international disorder and instability in domestic and foreign financial markets.
Changes in interest rates may also adversely affect the growth rate of our loans and deposits, the quality of our loan portfolio, loan and deposit pricing, the volume of loan originations in our mortgage banking business and the value that we can recognize on the sale of mortgage loans in the secondary market.
Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our results of operations.
      As a lender, we are exposed to the risk that our loan customers may not repay their loans according to their terms and that the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, which are based in part on:

•	current economic conditions and their estimated effects on specific borrowers;

•	an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance;

•	results of examinations of our loan portfolios by regulatory agencies; and

•	management’s internal review of the loan portfolio.
      We maintain an allowance for loan losses in an attempt to cover probable incurred loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date. In determining the size of the allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions. If our assumptions and analysis prove to be incorrect, our current allowance may not be sufficient. In addition, adjustments may be necessary to allow for unexpected volatility or deterioration in the local or national economy or other factors such as changes in interest rates, that may be beyond our control. Material additions to the allowance would materially decrease our net income. In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our loan allowance or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our results of operations.
An interruption in or breach in security of our information systems may result in a loss of customer business.
      We rely heavily on communications and information systems to conduct our business. Any failure or interruptions or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposits, servicing or loan origination systems. The occurrence of any failures or interruptions could result in a loss of customer business and have a material adverse effect on our results of operations and financial condition.
Our ability to pay dividends and make payment on our debt securities is dependent on the earnings of our subsidiaries and is subject to other restrictions.
      Most of our revenues available for payment of dividends and to make payments on our debt securities derive from amounts paid to us by our subsidiaries. Under applicable banking law, the total dividends declared in any calendar year by a state-chartered bank (such as our subsidiary banks) may not, without the approval of the Federal Reserve Board, or the FDIC, as the case may be, exceed the aggregate of the bank’s net profits and retained net profits for the preceding two years. Our subsidiary banks are also subject to limits on dividends under the Illinois Banking Act.
      If, in the opinion of the federal bank regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), the agency may require that the bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the federal bank regulatory agencies have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, these regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company or savings association under their jurisdiction. Compliance with the standards set forth in these guidelines could limit the amount of dividends that we and our affiliates may pay in the future.
      Under the terms of junior indentures we have issued, we have agreed not to declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our common stock or preferred stock if, at that time, there is a default under the junior indenture or a related guarantee or we have delayed interest payments on the securities issued under the junior indenture.
Our business may be adversely affected by the highly regulated environment in which we operate.
      We are subject to extensive federal and state legislation, regulation and supervision. The burden of regulatory compliance has increased under current legislation and banking regulations and is likely to continue to have or may have a significant impact on the financial services industry. Recent legislative and regulatory changes, as well as changes in regulatory enforcement policies and capital adequacy guidelines, are increasing our costs of doing business and, as a result, may create an advantage for our competitors who may not be subject to similar legislative and regulatory requirements. In addition, future regulatory changes, including changes to regulatory capital requirements, could have an adverse impact on our future results. In addition, the federal and state bank regulatory authorities who supervise us have broad discretionary powers to take enforcement actions against banks for failure to comply with applicable regulations and laws. If we fail to comply with applicable laws or regulations, or with the terms of the written agreement that we have entered into with the Federal Reserve Bank of Chicago and the Illinois Department of Financial and Professional Regulation, we could become subject to enforcement actions that have a material adverse effect on our future results.
We could encounter difficulties or unexpected developments related to any future acquisitions.
      We plan to pursue potential acquisitions of other community-oriented banks as well as specialty lending and related financial services businesses which could also present challenges relating to the integration of the operations of acquired businesses into our organization. To the extent acquisitions divert a significant amount of management time and attention, our business could be disrupted.
Provisions in our amended and restated certificate of incorporation and our amended and restated by-laws may delay or prevent an acquisition of us by a third party.
      Our amended and restated certificate of incorporation and our amended and restated by-laws contain provisions, including a staggered board provision, that may make it more difficult for a third party to gain control or acquire us without the consent of our board of directors. These provisions also could discourage proxy contests and may make it more difficult for dissident stockholders to elect representatives as directors and take other corporate actions.
      These provisions of our governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that some or many of our stockholders might believe to be in their best interest.

REGULATORY CONSIDERATIONS
      We are extensively regulated under both federal and state law. We are a bank holding company under the Bank Holding Company Act of 1956. As such, the Federal Reserve Board regulates, supervises and examines us. Each of our banking affiliates has deposit insurance provided by the FDIC through the Bank Insurance Fund. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to us, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and any subsequent reports we file with the SEC, which are incorporated by reference in this prospectus.
      This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve Board, the FDIC, which insures the deposits of our banking subsidiaries within certain limits, the Illinois Department of Financial Institutions and Professional Regulation and the Federal Reserve Board, which regulate us and our bank subsidiaries, and the SEC.
      Our earnings are also affected by general economic conditions, our management policies and legislative action. In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.
      Depository institutions, like our bank subsidiaries, are also affected by various federal laws, including those relating to consumer protection and similar matters. We also have other subsidiaries regulated, supervised and examined by the Federal Reserve Board, as well as other relevant state and federal regulatory agencies and self-regulatory organizations. Our non-bank subsidiaries may be subject to other laws and regulations of the federal government or the various states in which they are authorized to do business.
MIDWEST BANC HOLDINGS, INC.
About Midwest
      We are a community-based bank holding company that offers comprehensive financial services to individuals, small-to medium sized businesses, government and public entities and not-for profit organizations. We seek to be responsive to the needs of our customers by continually expanding our offering of high quality banking, trust, brokerage and insurance products. We believe that establishing and maintaining long-term relationships with our customers is key to our new core operating strategy.
      In September of 2004, we began our turnaround strategy by hiring a new Chief Executive Officer, Mr. James J. Giancola. Mr. Giancola brings over 30 years of experience in the banking industry and served as CEO for a $7 billion bank in Evansville, Indiana. Additionally, Mr. Giancola has enhanced and expanded our existing management team with the hiring of several key managers as well as several experienced lenders.
      We developed and have begun to implement a turnaround strategy focused on building a high-profit super-community bank by:

•	Enhancing and improving our infrastructure for continued growth.

•	Strengthening our balance sheet:

•	Improved credit through the hiring of experienced commercial lenders as well as key risk and operations managers.

•	Increasing and diversifying our loan portfolio while de-emphasizing our investment portfolio.

•	Reducing non-performing assets.

•	Emphasizing retail transaction oriented deposits while reducing our reliance on wholesale and CD funding to ultimately reduce overall cost of funds.

•	Improving the quality and consistency of our earnings stream.
      Our new core operating strategy can be described as follows:

•	Relationship Banking. By providing our customers with a wide array of financial products and delivering them with small bank customer service and responsiveness, we will seek to enhance our overall relationship and become a partner in achieving their financial goals.

•	Lending Focus. We will seek to recruit experienced, talented and motivated lenders across all our business lines in an effort to diversify our existing loan portfolio. This growth will be implemented alongside our new risk and credit management processes designed to maintain strong levels of control and mitigate undue risk.

•	Service Oriented Structure. We believe the decentralized nature of our financial centers allow the relationship managers to build a service-oriented relationship with our customers. Local autonomy and decision-making allows our bank subsidiaries to address different competitive forces in their markets and more importantly address the customer service needs of their customer bases.

•	Cost Control. While our financial centers are more autonomous from a client perspective, a centralized staff provides operations and back office support. This structure should allow for the elimination of duplicative systems and operations and therefore reduces expense.

•	Increase Profitability. We believe that executing on our core operating strategy will bring about improved quality and consistency to our profitability. Deposit and lending growth coupled with increased fee income and expense control should result in improved efficiency and returns.

•	Acquisition and de novo growth strategy. We will seek to find attractive areas within our market that would be attracted to a community based banking alternative. Any acquisition we would consider would be accretive to net income and diluted earnings per share within the first full year following consolidation.

Midwest Bank and Trust Company
      Midwest Bank and Trust Company is an Illinois chartered community bank with $1.9 billion in balance sheet assets and $1.5 billion in deposits at December 31, 2004. The bank pursues a community oriented banking strategy and operates 17 banking centers in the greater Chicago Metropolitan area. Through its trust department, Midwest Bank and Trust Company offers traditional personal and corporate trust services as well as administers land trusts.
      Midwest Bank Insurance Services, LLC. Midwest Bank Insurances Services, LLC is a subsidiary of Midwest Bank and Trust Company and acts as an independent insurance agency for individuals and corporations focusing on commercial insurance products as well as fixed rate annuities.

Midwest Bank of Western Illinois
      Midwest Bank of Western Illinois is also an Illinois chartered community bank with $274 million in balance sheet assets and $46 million in assets under management at December 31, 2004 . Midwest Bank of Western Illinois pursues a community/agribusiness banking strategy and operates six banking centers in Monmouth, Galesburg, Oquawka, Kirkwood and Aledo, Illinois.
      Porter Insurance Agency. Porter Insurance Agency is a subsidiary of Midwest Bank of Western Illinois and provides insurance services to customers of the bank as well as maintaining its independent customer base of customers and corporations.

Midwest Financial and Investment Services, Inc.
      Midwest Financial and Investment Services, Inc. is our subsidiary that provides securities and brokerage services to customers of Midwest Bank and Trust Company as well as Midwest Bank of Western Illinois.
USE OF PROCEEDS
      We expect to use the net proceeds from the sale of any securities for general corporate purposes, which may include:

•	reducing or refinancing existing debt;

•	investments at the holding company level;

•	investing in, or extending credit to, our operating subsidiaries;

•	possible acquisitions;

•	stock repurchases; and

•	other purposes as described in any prospectus supplement.
      Pending such use, we may temporarily invest the net proceeds. The precise amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds. Except as indicated in a prospectus supplement, allocations of the proceeds to specific purposes will not have been made at the date of that prospectus supplement.
      We continually evaluate possible business combination opportunities. As a result, future business combinations involving cash, debt or equity securities may occur. Any future business combination or series of business combinations that we might undertake may be material, in terms of assets acquired, liabilities assumed or otherwise, to our financial condition.
RATIOS OF EARNINGS TO FIXED CHARGES
      The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated:
Fiscal Year

	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges:(1)
Including deposit interest	96.23	163.59	139.33	140.40	134.74
Excluding deposit interest	267.98	412.86	385.25	508.38	527.62

(1)	Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.
      For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of:

•	income before income taxes and losses from unconsolidated investees; and

•	fixed charges.
      For purposes of calculating the ratio, fixed charges are the sum of:

•	interest cost, including interest on deposits; and

•	that portion of rent expense estimated to be representative of the interest factor.

DESCRIPTION OF CAPITAL STOCK
      As of the date of this prospectus, our capital structure consists of 24 million authorized shares of common stock, $.01 par value per share, and one million shares of undesignated preferred stock, $.01 par value per share. As of March 1, 2005, 18,124,562 shares of our common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.
      Our common stock is traded on the Nasdaq National Market under the symbol “MBHI”. All of the outstanding shares of common stock are, and any common stock issued and sold under this prospectus will be, fully paid and nonassessable.
      Proposed Action. At our annual meeting of stockholders to be held on May 18, 2005, we will be asking our stockholders to approve an amendment to our amended and restated certificate of incorporation which, if approved, would increase the authorized number of shares of common stock we will have the authority to issue to 32,000,000 shares. No other provisions of our certificate will be affected.
DESCRIPTION OF COMMON STOCK
      General. The following description summarizes the material provisions of our common stock. This description is not complete, and is qualified in its entirety by reference to the provisions of our amended and restated certificate of incorporation, or the certificate, and our amended and restated by-laws, or the by-laws, as well as the Delaware General Corporation Law, or the DGCL. Our certificate and by-laws are, and any amendments to them will be, incorporated by reference in our SEC registration statement.
      The transfer agent and registrar for our common stock is Computershare Investors Services, L.L.C., 2 North LaSalle Street, Chicago, Illinois 60602.
      Dividends. The holders of our common stock are entitled to receive and share equally in such dividends, if any, declared by our board of directors out of funds legally available therefor. We may pay dividends if, as and when declared by our board of directors. The payment of dividends is subject to limitations imposed by DGCL. If we issue preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.
      Voting Rights. The holders of our common stock possess voting rights in Midwest. They elect our board of directors and act on such other matters as are required to be presented to them under Delaware law or our certificate of incorporation or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If we issue preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 85% stockholder vote. See “Certain Anti-takeover Effects of our Certificate and By-Laws and Delaware Law” below.
      Liquidation; Dissolution. In the event we liquidate, dissolve or wind up our affairs, so long as we have not issued preferred stock, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities (including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets available for distribution. If shares of our preferred stock are issued, the holders of such shares of preferred stock may also have priority over the holders of our common stock in the event of liquidation or dissolution.
      Preemptive Rights. Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued in the future. Shares of our common stock are not subject to mandatory redemption.
Certain Anti-takeover Effects of Our Certificate and By-laws and Delaware Law
      Certain provisions of our certificate, by-laws and the DGCL, may have the effect of impeding the acquisition of control of our company by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by our board of directors.

      These provisions may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders may deem to be in their best interests or in which our stockholders may receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of our current board of directors or management more difficult.
      These provisions of our certificate and by-laws include the following:

•	Our board of directors may issue additional authorized shares of our capital stock to deter future attempts to gain control of us, including the authority to determine the terms of any one or more series of preferred stock, such as voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions.

•	We have a staggered board of directors. This is intended to provide for continuity of our board of directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the board of directors without the consent of our incumbent board of directors. Our bylaws divide our board of directors into three classes of approximately equal size. Directors are elected for three-year terms, and the terms of office of approximately one-third of the members of the classified board of directors expire each year. This classification of the board may make it more difficult for a stockholder to acquire immediate control of us and remove management by means of a hostile takeover. Because the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the stockholders to replace a majority of directors, whereas a majority of the directors of a non-classified board of directors may be replaced in one annual meeting.

•	Our certificate does not provide for cumulative voting for any purpose, and our certificate and by-laws also provide that any action required or permitted to be taken by our stockholders may be taken only at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting.

•	Our bylaws also provide that special meetings of the stockholders may only be called by our president or a majority of the board of directors.

•	The presence in person or by proxy of the holders of a majority of the outstanding shares of stock entitled to vote at a meeting on every matter that is to be voted on constitutes a quorum under our bylaws.

•	Our bylaws provide that, unless otherwise provided in the resolution electing a person as director, each person, in order to be eligible to serve as a director, must own, of record or beneficially, at least 3,000 shares of our common stock which shares must be acquired within three years of an individual’s election to serve as a director.

•	Under the DGCL, members of a classified board of directors may only be removed for cause unless the certificate of incorporation provides otherwise. Our certificate does not provide for removal of directors without cause. Our bylaws provide that a vacancy occurring on the board of directors, including a vacancy created by an increase in the number of the directors, shall be filled by a majority of the directors then in office.

•	Our certificate provides that the affirmative vote of the holders of at least 66 2/3% of the voting stock, voting together as a single class, is required to amend provisions of the certificate prohibiting stockholder action without a meeting or specifying the vote required to amend such provision. Our bylaws may be amended by the board of directors. Our bylaws may also be amended by the holders of shares of common stock constituting a majority of the shares voting on the amendment. However, bylaw provisions relating to the calling of special meetings of stockholders, stockholder action without a meeting, the classified board of directors, filling of board vacancies or the amendment of the bylaws by stockholders, must be approved by the holders of at least 66 2/3% of our voting stock, voting together as a single class.

•	Under our bylaws, the only business which may be conducted at an annual meeting of stockholders is that business brought before the meeting by the board of directors or by any stockholder who is entitled to vote and who has complied with the notice procedures set forth in our bylaws. For business to be brought before an annual meeting by a stockholder, the stockholder must be a stockholder of record and must have given timely notice in writing to our president. To be timely, a stockholder’s notice must be delivered or mailed to and received at the offices of the president not less than 120 days prior to the date of the meeting; provided, however, that, in the event that less than 130 days notice or prior public disclosure of the meeting date is given or made to stockholders, such notice by the stockholder to be timely must be so delivered not later than ten days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting.

A stockholder’s notice to our president must set forth as to each matter the stockholder proposes to bring before the annual meeting:

•	a brief description of the matter the stockholder desires to present,

•	the name and record address of the stockholder who proposed such matter,

•	the class and number of shares of our capital stock that are beneficially owned by the stockholder and

•	any material interest of such stockholder in such business.

Our bylaws provide that nominations for election to the our board of directors may be made only by the board of directors or by any stockholder entitled to vote for the election of directors who complies with the notice procedures set forth in the bylaws described above.

In addition to the information described above, the stockholder’s notice must set forth, as to each person the stockholders proposes to nominate for election or re-election as a director, his or her name and qualifications, including all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected).

•	The DGCL prohibits us from engaging in a business combination (as defined by the DGCL) with an interested stockholders (a person who owns, directly or indirectly, 15% or more of our voting stock) for a three year period from the date, or the acquisition date, the person became an interested stockholder unless: (a) prior to the acquisition date, our board approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (b) upon consummation of the transaction in which the stockholder becomes an interested stockholder, the stockholder owns at least 85% of our voting stock (that is, a non-interested stockholder must acquire at least 85% of the voting stock in one transaction), excluding stock held by officers and directors and employee stock plans in which participants do not have the right to determine confidentially whether shares held by the plan will be tendered in an exchange offer or a tender offer; or (c) on or after the acquisition date, the business combination is approved: (i) by our board, and (ii) by our stockholders, at a meeting duly called, provided that stockholders owning at least two-thirds of our voting stock approve the business combination. When determining whether the two-thirds vote requirement has been satisfied, voting stock held by the interested stockholder is not included.

•	The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days’ prior written notice of the proposed acquisition.

      The provisions described above are intended to reduce our vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of its board of directors.
DESCRIPTION OF PREFERRED STOCK
      General. As of the date of this prospectus, no shares of preferred stock are outstanding. Our board of directors may (or may direct a board committee to) authorize the issuance of one or more series of preferred stock and may establish and designate series and the number of shares and the relative rights, preferences and limitations of the respective series of the preferred stock offered by this prospectus and the applicable prospectus supplement. The shares of preferred stock, when issued and sold, will be fully paid and nonassessable.
      The number of shares and all of the relative rights, preferences and limitations of the respective series of preferred stock authorized by the board of directors (or a committee established by the board of directors) will be described in the applicable prospectus supplement. The terms of particular series of preferred stock may differ, among other things, in:

•	designation;

•	number of shares that constitute the series;

•	dividends (which may be cumulative or noncumulative), the dividend rate, or the method of calculating the dividend rate;

•	dividend periods, or the method of calculating the dividend periods;

•	redemption provisions, including whether, on what terms and at what prices the shares will be subject to redemption at our option and whether a sinking fund will be established;

•	voting rights;

•	preferences and rights upon liquidation or winding up;

•	whether and on what terms the shares will be convertible into or exchangeable for shares of any other class, series or security of ours or any other corporation or any other property;

•	for preferred stock convertible into common stock, the number of shares of common stock to be reserved in connection with, and issued upon conversion of, the preferred stock;

•	whether depositary shares representing the preferred stock will be offered and, if so, the fraction or multiple of a share that each depositary share will represent; and

•	the other rights and privileges and any qualifications, limitations or restrictions of those rights or privileges.
      Each series of preferred stock will rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up;

•	junior to any series of our capital stock expressly stated to be senior to that series of preferred stock;

•	senior to our common stock and any class of our capital stock expressly stated to be junior to that series of preferred stock; and

•	on a parity with each other series of preferred stock and all other classes of our capital stock.
      Dividends. If described in the applicable prospectus supplement, we will pay cumulative cash dividends to the holders of preferred stock, when and as declared by the board of directors or the committee, out of funds legally available for payment. The prospectus supplement will detail the annual rate of dividends or the method or formula for determining or calculating them, and the payment dates and payment periods for dividends. The board of directors or the committee will fix a record date for the payment of dividends. We will pay dividends on the preferred stock to the holders of record on that record date.

      We will not declare, pay or set aside for payment any dividends on any preferred stock ranking on a parity as to payment of dividends with the preferred stock unless we declare, pay or set aside for payment dividends on all the outstanding shares of preferred stock for all dividend payment periods ending on or before the dividend payment date for that parity stock.
      Unless we have paid the full cumulative dividends on the outstanding shares of preferred stock, we may not take any of the following actions with respect to our common stock or any other preferred stock of Midwest ranking junior or on parity with the preferred stock as to dividend payments:

•	declare, pay or set aside for payment any dividends, other than dividends payable in our common stock;

•	make other distributions;

•	redeem, purchase or otherwise acquire our common stock or junior preferred stock for any consideration; or

•	make any payment to or available for a sinking fund for the redemption of our common stock or junior preferred stock.
      Redemption. The prospectus supplement will indicate whether, and on what terms, shares of any series of preferred stock will be subject to mandatory redemption or sinking fund provision. The prospectus supplement will also indicate whether, and on what terms, including the date on or after which redemption may occur, we may redeem shares of a series of the preferred stock.
      Liquidation Rights. In the event we liquidate, dissolve or wind up our affairs, the holders of shares of preferred stock will be entitled to receive, out of our assets available for distribution to stockholders, liquidating distributions in an amount equal to the stated value per share of preferred stock, as described in the applicable prospectus supplement, plus accrued and accumulated but unpaid dividends to the date of final distribution, before any distribution is made to holders of:

•	any class or series of capital stock ranking junior to the preferred stock as to rights upon liquidation, dissolution or winding up; or

•	our common stock.
However, holders of the shares of preferred stock will not be entitled to receive the liquidation price of their shares until we have paid or set aside an amount sufficient to pay in full the liquidation preference of any class or series of our capital stock ranking senior as to rights upon liquidation, dissolution or winding up. Neither a consolidation or merger in which we participate with or into another corporation nor a merger of another corporation with or into us nor a sale or transfer of all or part of our assets for cash or securities will be considered a liquidation, dissolution or winding up.
      If, upon our liquidation, dissolution or winding up, our assets then distributable are insufficient to pay in full the amounts payable with respect to the preferred stock and any other preferred stock ranking on parity with the preferred stock as to rights upon liquidation, dissolution or winding up, the holders of the preferred stock and of that other preferred stock will share ratably in any distribution in proportion to the full respective preferential amounts to which they are entitled. After we have paid the full amount of the liquidating distribution to which they are entitled, the holders of the preferred stock will not be entitled to any further participation in any distribution of assets by Midwest.
      Voting Rights. Unless otherwise determined by our board of directors and indicated in the prospectus supplement, holders of the preferred stock will not have any voting rights except as from time to time required by law.
      So long as any shares of the preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of preferred stock outstanding at the time, voting together as one class with all other series of preferred stock having similar voting rights that have been conferred and are exercisable:

•	issue or increase the authorized amount of any class or series of stock ranking prior to the outstanding preferred stock as to dividends or upon liquidation; or

•	amend, alter or repeal the provisions of our certificate of incorporation or of the resolutions contained in the certificate of designation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any power, preference or special right of the outstanding preferred stock or its holders.
      Agents and Registrar for Preferred Stock. The transfer agent, dividend disbursing agent and registrar for each series of preferred stock will be Computershare Investors Services, L.L.C., 2 North LaSalle Street, Chicago, Illinois 60602.
Depositary Shares
      We may, at our option, elect to offer fractional shares or some multiple of shares of preferred stock, rather than individual shares of preferred stock. If we choose to do so, we will issue depositary receipts for depositary shares, each of which will represent a fraction or a multiple of a share of a particular series of preferred stock as described below.
      The following statements concerning depositary shares, depositary receipts, and the deposit agreement are not intended to be comprehensive and are qualified in their entirety by reference to the forms of these documents, which we have filed as exhibits to the registration statement. Each investor should refer to the detailed provisions of those documents.
      General. The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement among Midwest, a bank or trust company we select, with its principal executive office in the United States and a combined capital and surplus of at least $50,000,000, as depositary, which we refer to as the preferred stock depositary, and the holders from time to time of depositary receipts issued under the agreement. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the fraction or multiple of a share of preferred stock represented by that depositary share, to all the rights and preferences of the preferred stock represented by that depositary share, including dividend, voting and liquidation rights.
      The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional or multiple shares of the related series of preferred stock. Immediately following the issuance of shares of a series of preferred stock, we will deposit those shares with the preferred stock depositary, which will then issue and deliver the depositary receipts to the purchasers. Depositary receipts will only be issued evidencing whole depositary shares. A depositary receipt may evidence any number of whole depositary shares.
      Dividends and Other Distributions. The preferred stock depositary will distribute all cash dividends or other cash distributions received on the related series of preferred stock to the record holders of depositary receipts relating to those series in proportion to the number of the depositary shares evidenced by depositary receipts those holders own.
      If we make a distribution other than in cash, the preferred stock depositary will distribute the property it receives to the record holders of depositary receipts in proportion to the number of depositary shares evidenced by depositary receipts those holders own, unless the preferred stock depositary determines that the distribution cannot be made proportionately among those holders or that it is not feasible to make the distribution. In that event, the preferred stock depositary may, with our approval, sell the property and distribute the net proceeds to the holders in proportion to the number of depositary shares evidenced by depositary receipts they own.
      The amount distributed to holders of depositary shares will be reduced by any amounts required to be withheld by us or the preferred stock depositary on account of taxes or other governmental charges.

      Conversion and Exchange. If any series of preferred stock underlying the depositary shares is subject to conversion or exchange, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.
      Voting the Preferred Stock. Upon receiving notice of any meeting at which the holders of any series of the preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in the notice of the meeting to the record holders of the depositary receipts relating to that series of preferred stock. Each record holder of the depositary receipts on the record date, which will be the same date as the record date for the related series of preferred stock, may instruct the preferred stock depositary how to exercise his or her voting rights. The preferred stock depositary will endeavor, insofar as practicable, to vote or cause to be voted the maximum number of whole shares of the preferred stock represented by those depositary shares in accordance with those instructions received sufficiently in advance of the meeting, and we will agree to take all reasonable action that may be deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting shares of the preferred stock for which it does not receive specific instructions from the holder of the depositary shares representing them.
      Redemption of Depositary Shares. Depositary shares will be redeemed from any proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of the series of the preferred stock represented by those depositary shares. The redemption price per depositary share will equal the applicable fraction or multiple of the redemption price per share payable with respect to the series of the preferred stock. If we redeem shares of a series of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date the number of depositary shares representing the shares of preferred stock that we redeem. If less than all the depositary shares will be redeemed, the depositary shares to be redeemed will be selected by lot or substantially equivalent method determined by the preferred stock depositary.
      After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding, and all rights of the holders of the depositary shares will cease, except the right to receive the monies payable and any other property to which the holders were entitled upon the redemption upon surrender to the preferred stock depositary of the depositary receipts evidencing the depositary shares. Any funds deposited by us with the preferred stock depositary for any depositary shares that the holders fail to redeem will be returned to us after a period of two years from the date the funds are deposited.
      Amendment and Termination of the Deposit Agreement. We may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time and from time to time by agreement with the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts will not be effective unless it has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement will automatically terminate after there has been a final distribution on the related series of preferred stock in connection with our liquidation, dissolution or winding up and that distribution has been made to the holders of depositary shares or all of the depositary shares have been redeemed.
      Charges of Preferred Stock Depositary. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay all charges of the preferred stock depositary in connection with the initial deposit of the related series of preferred stock, the initial issuance of the depositary shares, all withdrawals of shares of the related series of preferred stock by holders of depositary shares and the registration of transfers of title to any depositary shares. However, holders of depositary shares will pay other transfer and other taxes and governmental charges and the other charges expressly provided in the deposit agreement to be for their accounts.
      Corporate Trust Office of Preferred Stock Depositary. The preferred stock depositary’s corporate trust office will be set forth in the applicable prospectus supplement relating to a series of depositary shares. The preferred stock depositary will act as transfer agent and registrar for depositary receipts, and, if shares of a series of preferred stock are redeemable, the preferred stock depositary will act as redemption agent for the corresponding depositary receipts.

      Resignation and Removal of Preferred Stock Depositary. The preferred stock depositary may resign at any time by delivering to us written notice of its election to do so, and we may at any time remove the preferred stock depositary. Any resignation or removal will take effect upon the appointment of a successor preferred stock depositary. A successor must be appointed by us within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and a combined capital and surplus of at least $50,000,000.
      Reports to Holders. We will deliver all required reports and communications to holders of the preferred stock to the preferred stock depositary, and it will forward those reports and communications to the holders of depositary shares.
      Inspection by Holders. Upon request, the preferred stock depositary will provide for inspection to the holders of depositary shares the transfer books of the depositary and the list of holders of receipts; provided that any requesting holder certifies to the preferred stock depositary that such inspection is for a proper purpose reasonably related to such person’s interest as an owner of depositary shares evidenced by the receipts.
DESCRIPTION OF DEBT SECURITIES
Debt May Be Senior or Subordinated
      We may issue senior or subordinated debt securities. The senior debt securities and, in the case of debt securities in bearer form, any coupons to these securities, will constitute part of our senior debt and, except as otherwise included in the applicable prospectus supplement, will rank on a parity with all of our other unsecured and unsubordinated debt. The subordinated debt securities and any coupons will constitute part of our subordinated debt and will be subordinate and junior in right of payment to all of our “senior indebtedness” (as defined herein). If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information we incorporate in this prospectus by reference will indicate the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter. Our debt securities will be issued under two indentures, one for senior debt securities and one for subordinated debt securities a copy of each of which is included as an exhibit to the registration statement.
      We have summarized below the material provisions of the indentures and the debt securities, or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries, and each investor should refer to the indenture, including the applicable supplement thereto, which describes completely the terms and definitions summarized below and contains additional information regarding the debt securities.
Payments
      We may issue debt securities from time to time in one or more series. The provisions of each indenture allow us to “reopen” a previous issue of a series of debt securities and issue additional debt securities of that issue. The debt securities may be denominated and payable in U.S. dollars.
      Debt securities may bear interest at a fixed rate or a floating rate, which, in either case, may be zero, or at a rate that varies during the lifetime of the debt security. Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to any such debt securities.
Terms Specified In Prospectus Supplement
      The prospectus supplement will contain, where applicable, the following terms of and other information relating to any offered debt securities:

•	classification as senior or subordinated debt securities and the specific designation;

•	aggregate principal amount, purchase price and denomination;

•	currency in which the debt securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

•	date of maturity;

•	the interest rate or rates or the method by which the interest rate or rates will be determined, if any;

•	the interest payment dates, if any;

•	the place or places for payment of the principal of and any premium and/or interest on the debt securities;

•	any repayment, redemption, prepayment or sinking fund provisions, including any redemption notice provisions;

•	whether we will issue the debt securities in registered form or bearer form or both and, if we are offering debt securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those debt securities in bearer form;

•	whether we will issue the debt securities in definitive form and under what terms and conditions;

•	the terms on which holders of the debt securities may convert or exchange these securities into or for common or preferred stock or other securities of ours offered hereby, into or for common or preferred stock or other securities of an entity affiliated with us or debt or equity or other securities of an entity not affiliated with us, or for the cash value of our stock or any of the above securities, the terms on which conversion or exchange may occur, including whether conversion or exchange is mandatory, at the option of the holder or at our option, the period during which conversion or exchange may occur, the initial conversion or exchange price or rate and the circumstances or manner in which the amount of common or preferred stock or other securities issuable upon conversion or exchange may be adjusted;

•	information as to the methods for determining the amount of principal or interest payable on any date and/or the currencies, securities or baskets of securities, commodities or indices to which the amount payable on that date is linked;

•	any agents for the debt securities, including trustees, depositories, authenticating or paying agents, transfer agents or registrars;

•	the depository for global certificated securities, if any;

•	any other specific terms of the debt securities, including any additional events of default or covenants, and any terms required by or advisable under applicable laws or regulations.
Registration And Transfer Of Debt Securities
      Holders may present debt securities for exchange, and holders of registered debt securities may present these securities for transfer, in the manner, at the places and subject to the restrictions stated in the debt securities and described in the applicable prospectus supplement. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations provided in the applicable indenture.
      If any of the securities are held in global form, the procedures for transfer of interests in those securities will depend upon the procedures of the depositary for those global securities. See “Global Securities.”
Subordination Provisions
      The prospectus supplement relating to any offering of subordinated debt securities will describe the specific subordination provisions. However, unless otherwise noted in the prospectus supplement, subordinated debt securities will be subordinate and junior in right of payment to all of our senior indebtedness, to the extent and in the manner set forth in the subordinated indenture.

      Under the subordinated indenture, “senior indebtedness” means all obligations of ours in respect of any of the following, whether outstanding at the date of execution of the subordinated indenture or thereafter incurred or created:

•	the principal of (and premium, if any) and interest due on indebtedness of ours for borrowed money;

•	all obligations guaranteed by us for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments;

•	all obligations guaranteed by us evidenced by bonds, debentures, notes or similar written instruments, including obligations assumed or incurred in connection with the acquisition of property, assets or businesses (provided, however, that the deferred purchase price of any other business or property or assets shall not be considered senior indebtedness if the purchase price thereof is payable in full within 90 days from the date on which such indebtedness was created);

•	all obligations of ours as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

•	all obligations of ours for the reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

•	all obligations of ours in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

•	all obligations of the types referred to above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise;

•	all obligations of the types referred to above of other persons secured by any lien on any property or asset of ours (whether or not such obligation is assumed by us); and

•	any amendments, renewals, extensions, modifications and refundings of any of the above.
      Senior indebtedness does not include:

•	indebtedness or monetary obligations to trade creditors created or assumed by us in the ordinary course of business in connection with the obtaining of materials or services;

•	indebtedness that is by its terms subordinated to or ranks equal with the subordinated debt securities; and

•	any indebtedness of ours to our affiliates (including all debt securities and guarantees in respect of those debt securities issued to any trust, partnership or other entity affiliated with us that is a financing vehicle of ours in connection with the issuance by such financing entity of preferred securities or other securities guaranteed by us) unless otherwise expressly provided in the terms of any such indebtedness.
      Senior indebtedness shall continue to be senior indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such senior indebtedness.
      Except as otherwise stated in the applicable prospectus supplement, unless all principal of and any premium or interest on the senior indebtedness has been paid in full, or provision has been made to make these payments in full, no payment of principal of, or any premium or interest on, any subordinated debt securities may be made in the event:

•	of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings involving us or a substantial part of our property;

•	that (a) a default has occurred in the payment of principal, any premium, interest or other monetary amounts due and payable on any senior indebtedness or (b) there has occurred any other event of default concerning senior indebtedness that permits the holder or holders of the senior indebtedness to accelerate the maturity of the senior indebtedness, with notice or passage of time, or both, and that event of default has continued beyond the applicable grace period, if any, and that default or event of default has not been cured or waived or has not ceased to exist; or

•	that the principal of and accrued interest on any subordinated debt securities have been declared due and payable upon an event of default and that declaration has not been rescinded and annulled as provided under the applicable supplemental indenture.

      In such event, any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities, will be paid or delivered directly to the holders of senior indebtedness or their representatives or trustees in accordance with the priorities then existing among such holders as calculated by us until all senior indebtedness has been paid in full. If any payment or distribution under the subordinated debt securities is received by the trustee of any subordinated debt securities in contravention of any of the terms of the subordinated indenture and before all the senior indebtedness has been paid in full, such payment or distribution will be received in trust for the benefit of, and paid over or delivered to, the holders of the senior indebtedness or their representatives or trustees at the time outstanding in accordance with the priorities then existing among such holders as calculated by us for application to the payment of all senior indebtedness remaining unpaid to the extent necessary to pay all such senior indebtedness in full.
Covenants Restricting Pledges, Mergers And Other Significant Corporate Actions.
      Negative Pledge. The supplemental indenture relating to any senior debt securities will provide that we will not, and will not permit any subsidiary to, create, assume, incur or guarantee any indebtedness for borrowed money that is secured by a pledge, lien or other encumbrance, except for liens specifically permitted by the indenture, on:

•	our voting securities or the voting securities of any subsidiary succeeding to any substantial part of the business now conducted by us or any such subsidiary, which we refer to collectively as the “principal subsidiaries,” or

•	the voting securities of a subsidiary that owns, directly or indirectly, the voting securities of any of the principal subsidiaries, without making effective provisions so that the senior debt securities issued under the indenture will be secured equally and ratably with indebtedness so secured.
      Merger, Consolidation, Sale, Lease or Conveyance. The indenture provides that we will not merge or consolidate with any other person and will not sell, lease or convey all or substantially all of our assets to any other person, unless:

•	we will be the continuing corporation; or

•	the successor corporation or person that acquires all or substantially all of our assets:

•	will be a corporation organized under the laws of the United States, a state of the United States or the District of Columbia; and

•	will expressly assume all of our obligations under the indenture and the debt securities issued under the indenture; and

•	immediately after the merger, consolidation, sale, lease or conveyance, we, that person or that successor corporation will not be in default in the performance of the covenants and conditions of the indenture applicable to us.
      Absence of Protections Against All Potential Actions of Midwest. There are no covenants or other provisions in the indenture that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control or a highly leveraged transaction. The merger covenant described above would only apply if the recapitalization transaction, change of control or highly leveraged transaction were structured to include a merger or consolidation of us or a sale, lease or conveyance of all or substantially all of our assets. However, we may provide specific protections, such as a put right or increased interest, for particular debt securities, which we would describe in the applicable prospectus supplement.
Events Of Default
      The indenture provides holders of debt securities with remedies if we fail to perform specific obligations, such as making payments on the debt securities or other indebtedness, or if we become bankrupt. Holders should review these provisions and understand which of our actions trigger an event of default and which actions do not. The indenture permits the issuance of debt securities in one or more series, and, in many cases, whether an event of default has occurred is determined on a series by series basis.
      Unless otherwise specified in the prospectus supplement, an event of default is defined under the indenture, with respect to any series of debt securities issued under that indenture, as being:

•	default in payment of any principal of the debt securities of that series, either at maturity or upon any redemption, by declaration or otherwise;

•	default for 30 days in payment of any interest on any debt securities of that series;

•	default for 90 days after written notice in the observance or performance of any covenant or agreement in the debt securities of that series or the related indenture (other than a covenant or warranty with respect to the debt securities of that series the breach or nonperformance of which is otherwise included in the definition of “event of default”);

•	specified events of bankruptcy, insolvency or reorganization; or

•	any other event of default provided in the supplemental indenture under which that series of debt securities is issued.
      Acceleration of Debt Securities upon an Event of Default. Unless otherwise specified in the prospectus supplement:

•	if an event of default due to the default in payment of principal of, or any premium or interest on, any series of senior debt securities (or subordinated debt securities if so provided in the prospectus supplement) issued under that indenture, or due to the default in the performance by us or breach by us of any other covenant or warranty applicable to the senior debt securities (or subordinated debt securities if so provided) of that series but not applicable to all outstanding debt securities issued under that indenture occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of each affected series, by notice in writing to us and to the trustee, if given by securities holders, may declare the principal of all debt securities of each affected series and interest accrued thereon to be due and payable immediately; and

•	if an event of default due to specified events of bankruptcy, insolvency or reorganization of Midwest, occurs and is continuing, all of the principal of all debt securities and interest accrued thereon shall be immediately due and payable.
      Annulment of Acceleration and Waiver of Defaults. In some circumstances, if any and all events of default under the indenture, other than the non-payment of the principal or interest on the securities that has become due as a result of an acceleration, have been cured, waived or otherwise remedied, then the holders of a majority in aggregate principal amount of all series of outstanding debt securities affected, voting as one class, may annul past declarations of acceleration of or waive past defaults of the debt securities.
      Indemnification of Trustee for Actions Taken on Your Behalf. The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities issued under the indenture before proceeding to exercise any trust or power at the request of holders. Subject to these provisions and some other limitations, the holders of a majority in aggregate principal amount of each series of outstanding debt securities, voting as one class, may, with respect to debt securities of that class, direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or exercising any trust or power conferred on the trustee.
      Limitation on Actions by You as an Individual Holder. The indenture provides that no individual holder of debt securities may institute any action against us under the indenture, except actions for payment of overdue principal and interest, unless the following actions have occurred:

•	the holder must have previously given written notice to the trustee of the continuing default;

•	the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of each affected series, treated as one class, must have (1) requested the trustee to institute that action and (2) offered the trustee reasonable indemnity;

•	the trustee must have failed to institute that action within 60 days after receipt of the request referred to above; and

•	the holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, voting as one class, must not have given directions to the trustee inconsistent with those of the holders referred to above.
      Annual Certification. The indenture contains a covenant that we will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.
Discharge, Defeasance And Covenant Defeasance
      We have the ability to eliminate most or all of our obligations on any series of debt securities prior to maturity if we comply with the following provisions.
      Discharge of Indenture. If at any time we have:

•	paid or caused to be paid the principal of and interest on all of the outstanding debt securities in accordance with their terms;

•	delivered to the applicable trustee for cancellation all of the outstanding debt securities; or

•	irrevocably deposited with the applicable trustee cash or, in the case of a series of debt securities payable only in U.S. dollars, U.S. government obligations in trust for the benefit of the holders of any series of debt securities issued under the indenture that have either become due and payable, or are by their terms due and payable within one year or are scheduled for redemption within one year, in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and interest on, and any mandatory sinking fund payments for, those debt securities;
and if, in any such case, we also pay or cause to be paid all other sums payable by us under the indenture, then the indenture shall cease to be of further effect, except as to certain rights and with respect to the transfer and exchange of securities, rights of the holders to receive payment and certain other rights and except that the deposit of cash or U.S. government obligations for the benefit of holders of a series of debt securities that are due and payable or are due and payable within one year or are scheduled for redemption within one year will discharge obligations under the relevant indenture relating only to that series of debt securities.
      Any additional conditions to the discharge of our obligations with respect to a series of debt securities will be described in the applicable prospectus supplement.
      Defeasance of a Series of Securities at Any Time. We may also discharge all of our obligations, other than as to transfers and exchanges, under any series of debt securities at any time, which we refer to as “defeasance.” We may be released with respect to any outstanding series of debt securities from the obligations imposed by any covenants limiting liens and consolidations, mergers, asset sales and leases, and elect not to comply with those sections without creating an event of default. Discharge under those procedures is called “covenant defeasance.”

      Defeasance or covenant defeasance may be effected only if, among other things: we irrevocably deposit with the applicable trustee cash or, in the case of debt securities payable only in U.S. dollars, U.S. government obligations, as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable or a combination of the above sufficient to pay the principal of and interest on, and any mandatory sinking fund payments for, all outstanding debt securities of the series being defeased.
      Any additional conditions to exercise this option with respect to a series of debt securities will be described in the applicable prospectus supplement.
Modification Of The Indenture
      Modification Without Consent of Holders. We and the applicable trustee may enter into supplemental indentures without the consent of the holders of debt securities issued under a particular indenture to:

•	secure any debt securities;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the protection of the holders of debt securities;

•	cure any ambiguity or correct any inconsistency;

•	establish the forms or terms of debt securities of any series;

•	evidence the acceptance of appointment by a successor trustee;

•	add additional events of default or additional covenants;

•	establish additional series; or

•	make any change that does not adversely affect in any material respect the interests of the holders of any series.
      Modification with Consent of Holders. We and the applicable trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each affected series of outstanding debt securities, voting as one class, may add any provisions to, or change in any manner or eliminate any of the provisions of, the applicable indenture or modify in any manner the rights of the holders of those debt securities. However, we and the trustee may not make any of the following changes to any outstanding debt security without the consent of each holder that would be affected by such change:

•	extend the final maturity of the principal;

•	reduce the principal amount;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change certain provisions relating to a waiver of default;

•	change the currency in which the principal, any amount of original issue discount, or interest thereon is payable;

•	modify or amend the provisions for conversion of any currency into another currency;

•	reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy;

•	alter the terms on which holders of the debt securities may convert or exchange debt securities for our stock or other securities or of other entities or for other property or the cash value of the property, other than in accordance with the antidilution provisions or other similar adjustment provisions included in the terms of the debt securities;

•	alter certain provisions of the relevant indenture relating to debt securities not denominated in U.S. dollars;

•	impair the right of any holder to institute suit for the enforcement of any payment on any debt security when due; or

•	reduce the percentage of debt securities the consent of whose holders is required for modification of the relevant indenture.
      Modification of Subordination Provisions. We may not amend a supplemental indenture relating to subordinated debt securities to alter the subordination of any outstanding subordinated debt securities without the written consent of each potentially adversely affected holder of subordinated and senior indebtedness then outstanding.
Governing Law
      Unless otherwise specified in a prospectus supplement, the debt securities and the indenture will be governed by, and construed in accordance with, the laws of the State of Delaware.
DESCRIPTION OF PURCHASE CONTRACTS
      We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more other securities, for the purchase or sale of our debt securities, preferred stock, depositary shares or common stock. The price of our debt securities or price per share of common stock, preferred stock or depositary shares, as applicable, may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula contained in the purchase contracts. We may issue purchase contracts in such amounts and in as many distinct series as we wish.
      The applicable prospectus supplement may contain, where applicable, the following information about the purchase contracts issued under it:

•	whether the purchase contracts obligate the holder to purchase or sell, or both, our debt securities, common stock, preferred stock or depositary shares, as applicable, and the nature and amount of each of those securities, or method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;

•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock or preferred stock;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts;

•	United States federal income tax considerations relevant to the purchase contracts; and

•	whether the purchase contracts will be issued in fully registered global form.
      The applicable prospectus supplement will describe the terms of any purchase contracts. The preceding description and any description of purchase contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the purchase contract agreement and, if applicable, collateral arrangements and depositary arrangements relating to such purchase contracts.

DESCRIPTION OF UNITS
      Units will consist of any combination of one or more of the other securities described in this prospectus. The applicable prospectus supplement will also describe:

•	the designation and the terms of the units and of any combination of the securities constituting the units, including whether and under what circumstances those securities may be held or traded separately;

•	any additional terms of the agreement governing the units;

•	any additional provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities constituting the units;

•	any applicable United States federal income tax consequences; and

•	whether the units will be issued in fully registered form.
      The terms and conditions described under “Description of Debt Securities,” “Description of Warrants,” “Description of Preferred Stock” and “Description of Common Stock” will apply to each unit and to the securities included in each unit, unless otherwise specified in the applicable prospectus supplement.
      We will issue the units under one or more unit agreements to be entered into between us and a bank or trust company, as unit agent. We may issue units in one or more series, which will be described in the applicable prospectus supplement.
DESCRIPTION OF WARRANTS
      We may issue warrants for the purchase of debt securities, shares of preferred stock or common stock. Warrants may be issued independently or together with any debt securities, shares of preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from the debt securities, shares of preferred stock or common stock. The warrants are to be issued under warrant agreements to be entered into between Midwest and a bank or trust company, as warrant agent, as is named in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as an agent of Midwest in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.
      This section is a summary of the material terms of the warrant agreement; it does not describe every aspect of the warrants. We urge you to read the form of warrant agreement attached as an exhibit to the registration statement because it, and not this description, will define your rights as a warrant holder.
General
      If warrants are offered, the prospectus supplement will describe the terms of the warrants, including the following:

•	the offering price;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants and the price at which such debt securities may be purchased upon such exercise;

•	the designation, number of shares and terms of the preferred stock purchasable upon exercise of the preferred stock warrants and the price at which such shares of preferred stock may be purchased upon such exercise;

•	the designation, number of shares and terms of the common stock purchasable upon exercise of the common stock warrants and the price at which such shares of common stock may be purchased upon such exercise;

•	if applicable, the designation and terms of the debt securities, preferred stock or common stock with which the warrants are issued and the number of warrants issued with each such debt security or share of preferred stock or common stock;

•	if applicable, the date on and after which the warrants and the related debt securities, preferred stock or common stock will be separately transferable;

•	the date on which the right to exercise the warrants shall commence and the date on which such right shall expire;

•	whether the warrants will be issued in registered or bearer form;

•	a discussion of certain federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants; and

•	any other terms of the warrants.
      Warrants may be exchanged for new warrants of different denominations.
      If in registered form, warrants may be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of principal of, any premium on, or any interest on, the debt securities purchasable upon such exercise or to enforce the covenants in the indenture or to receive payments of dividends, if any, on the preferred stock or common stock purchasable upon such exercise or to exercise any applicable right to vote.
Exercise Of Warrants
      Each warrant will entitle the holder to purchase such principal amount of debt securities or such number of shares of preferred stock or common stock at such exercise price as shall in each case be set forth in, or can be calculated according to information contained in, the prospectus supplement relating to the warrant. Warrants may be exercised at such times as are set forth in the prospectus supplement relating to such warrants. After the close of business on the expiration date of the warrants, or such later date to which such expiration date may be extended by Midwest, unexercised warrants will become void.
      Subject to any restrictions and additional requirements that may be set forth in the prospectus supplement, warrants may be exercised by delivery to the warrant agent of the certificate evidencing such warrants properly completed and duly executed and of payment as provided in the prospectus supplement of the amount required to purchase the debt securities or shares of preferred stock or common stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the prospectus supplement relating to the warrants. Upon receipt of such payment and the certificate representing the warrants to be exercised, properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, issue and deliver the debt securities or shares of preferred stock or common stock purchasable upon such exercise. If fewer than all of the warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of warrants.
Additional Provisions
      The exercise price payable and the number of shares of common stock or preferred stock purchasable upon the exercise of each stock warrant will be subject to adjustment in certain events, including:

•	the issuance of the stock dividend to holders of common stock or preferred stock, respectively;

•	a combination, subdivision or reclassification of common stock or preferred stock, respectively; or

•	any other event described in the applicable prospectus supplement.

      In lieu of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each stock warrant, we may elect to adjust the number of stock warrants. No adjustment in the number of shares purchasable upon exercise of the stock warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. We may, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of stock warrants, but we will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of Midwest as an entirety or substantially as an entirety, the holder of each outstanding stock warrant shall have the right upon the exercise thereof to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock or preferred stock into which such stock warrants were exercisable immediately prior thereto.
No Rights As Stockholders
      Holders of stock warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of our stockholders for the election of directors or any other matter, or to exercise any rights whatsoever as our stockholders.
DESCRIPTION OF GLOBAL SECURITIES
      Unless otherwise indicated in the applicable prospectus supplement, we may issue the securities other than common stock in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or its nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.
      If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.
      Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited.
      Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form.
      These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.
      So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.
      Payments of principal of, and premium, if any, and interest on, debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Midwest, the trustees, the warrant agents, the unit agents or any other agent of Midwest, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.
      We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.
      If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. In addition, under the terms of the indenture, we may at any time and in our sole discretion decide not to have any of the securities represented by one or more registered global securities. We understand, however, that, under current industry practices, the depositary would notify its participants of our request, but will only withdraw beneficial interests from a global security at the request of each participant. We would issue definitive certificates in exchange for any such interests withdrawn. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the applicable trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.
BOOK-ENTRY ISSUANCE
General
      The Depository Trust Company (“DTC”) may act as securities depositary for all of the debt securities unless otherwise referred to in the prospectus supplement relating to an offering of debt securities. The debt securities may be issued only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully-registered global certificates will be issued for the debt securities, representing in the aggregate the total amount of the debt securities, and will be deposited with DTC.

      DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve Board System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.
      DTC is a wholly-owned subsidiary of the Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of its direct participants and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc.
      Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, and banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.
      Purchases of debt securities within the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased debt securities. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in debt securities except if use of the book-entry-only system for the debt securities is discontinued.
      The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other nominee will not effect any change in beneficial ownership. DTC will have no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.
      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we assume no responsibility for the accuracy thereof. We do not have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.
Notices And Voting
      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Redemption notices will be sent to Cede & Co. as the registered holder of the debt securities. If less than all of the debt securities are being redeemed, DTC’s current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.
      Although voting with respect to the debt securities is limited to the holders of record of the debt securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the debt securities. Under its usual procedures, DTC would mail an omnibus proxy to the relevant trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date.
Distribution Of Funds
      The relevant trustee will make distribution payments on the debt securities to DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the relevant trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the relevant trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.
Successor Depositaries And Termination Of Book-Entry System
      DTC may discontinue providing its services with respect to any of the debt securities at any time by giving reasonable notice to the relevant trustee or us. If no successor securities depositary is obtained, definitive certificates representing the debt securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default under the indenture, the holders of a majority in liquidation amount of debt securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the debt securities will be printed and delivered.
PLAN OF DISTRIBUTION
General
      We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of any of these methods of sale.
      We will set forth in a prospectus supplement the terms of that particular offering of securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges or markets on which such securities may be listed.
Agents
      We may designate agents who agree to use their reasonable efforts to solicit purchases of our securities for a period of their appointment or to sell our securities on a continuing basis.

Underwriters
      If we use underwriters for a sale of securities, the underwriters will acquire the shares for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may sell the securities directly or through underwriting syndicates by managing underwriters. The obligations of the underwriters to purchase the shares will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the shares if they purchase any of the shares. The underwriters may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in any prospectus supplement naming any such underwriter.
      Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation.
      We may have agreements with the underwriters, dealers and agents to indemnify them against various civil liabilities, including liabilities under the Securities Act, or to contribute payments that the agents, underwriters, dealers and remarketing firms may be required to make as a result of those civil liabilities. Underwriters, dealers and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiary companies in the ordinary course of their businesses. In connection with the distribution of the securities, we may enter into swap or other hedging transactions with, or arranged by, underwriters or agents or their affiliates. These underwriters or agents or their affiliates may receive compensation, trading gain or other benefits from these transactions.
Direct Sales
      We may also sell shares directly to one or more purchasers without using underwriters or agents.
Stabilization Activities
      Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of these activities at any time.
Passive Market Marking
      Any underwriters who are qualified market markers on The Nasdaq National Market may engage in passive market making transactions in the securities on The Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Trading Markets and Listing of Securities
      Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on The Nasdaq National Market. Any shares of common stock hereunder will be listed in the Nasdaq National Market. We may elect to list any other class or series of securities on any additional exchange or market, but we are not obligated to do so unless stated otherwise in a prospectus supplement. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.
General Information
      The securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarking firm will be identified and terms of its agreement, if any, with us, and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed thereby.
VALIDITY OF SECURITIES
      The validity of the securities will be passed upon for us by Hinshaw & Culbertson LLP, Chicago, Illinois.
EXPERTS
      The consolidated financial statements of Midwest as of and for the years ended December 31, 2004 and 2003 have been audited by McGladrey & Pullen, LLP, independent auditors, as stated in their report, which is also incorporated by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Midwest for the year ended December 31, 2002 have been audited by Crowe Chizek and Company LLC, independent public accountants, as indicated in their report, which is also incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

2,500,000 Shares
Common Stock

PROSPECTUS SUPPLEMENT

Friedman Billings Ramsey
Raymond James
Howe Barnes Investments, Inc.
Stifel, Nicolaus & Company
Incorporated
                    , 2005